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              Filed pursuant to Rule 424(b)(3) File No. 333-95179




PROSPECTUS


                                 350,000 SHARES

                             INTERNET AMERICA, INC.

                                  COMMON STOCK
                          -----------------------------

         The shareholders of Internet America, Inc. listed under "Principal and Selling Shareholders" on page 44, below, are offering and selling 350,000 shares of Internet America Common Stock under this Prospectus. The selling shareholders acquired the shares in connection with our purchase of all of the issued and outstanding securities of PDQ.Net, Incorporated, a Texas corporation.

         Some or all of the selling shareholders expect to sell their shares. The selling shareholders may offer their shares of Common Stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders will pay any selling commissions from the sales, and we will pay all other registration expenses relating to the offer and sale of the stock.

         The Common Stock is listed on the Nasdaq National Market under the symbol "GEEK." On January 20, 2000, the last reported sale price of the Common Stock was $10.75.
                                 ---------------

              INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is February 9, 2000.
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                                TABLE OF CONTENTS



PROSPECTUS SUMMARY................................................................................................3

RISK FACTORS......................................................................................................6

USE OF PROCEEDS..................................................................................................16

DIVIDEND POLICY..................................................................................................16

PRICE RANGE OF COMMON STOCK .....................................................................................16

MANAGEMENT'S DISCUSSION AND ANALYSIS
          OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.......................................................17

BUSINESS ........................................................................................................26

MANAGEMENT.......................................................................................................35

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................42

PRINCIPAL AND SELLING SHAREHOLDERS...............................................................................44

DESCRIPTION OF SECURITIES........................................................................................47

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS .............................................................49

PLAN OF DISTRIBUTION.............................................................................................50

LEGAL MATTERS....................................................................................................50

EXPERTS  ........................................................................................................51

WHERE YOU CAN FIND MORE INFORMATION..............................................................................51

GLOSSARY OF TECHNICAL TERMS......................................................................................52

INDEX TO FINANCIAL STATEMENTS...................................................................................F-1





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                               PROSPECTUS SUMMARY

         The following is merely a summary and may not contain all of the information important to your decision whether to invest in the Common Stock. This summary is qualified in its entirety by the more detailed information and Financial Statements, including Notes thereto, appearing elsewhere in this Prospectus. You should read the entire Prospectus before deciding to invest in the Common Stock. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. In addition to the other information in this Prospectus, you should carefully consider the information set forth under the heading "Risk Factors" on page 6, below. The "Glossary of Technical Terms" on page 52, below, contains definitions of certain technical terms.

                                   THE COMPANY

         Internet America is an Internet service provider ("ISP") that provides a wide array of Internet services tailored to meet the needs of individual and business subscribers. As of November 30, 1999, we served approximately 145,000 subscribers in the southwestern United States. Our business model is to create high user density in each geographic area we serve, which allows us to realize substantial marketing and operating efficiencies. Our growth strategy focuses on continuing to add customers in existing markets and quickly building a critical mass of subscribers in new markets.

         We offer Internet services tailored to meet the needs of both individual and business subscribers. Our primary service offering is dial-up and broadband Internet access. For our business subscribers, we offer dedicated high speed Internet access, Web hosting and other services.

         Our most popular service package includes unlimited dial-up Internet access. We also offer value-added services, including multiple e-mail boxes, personalized e-mail addresses and personal Web sites. Our Expresslane DSL and Bullet DSL products provide high-speed Internet access over existing telephone lines, and may allow subscribers to simultaneously use a single telephone line for voice service and for access to the Internet. In addition, the products provide an "always on" connection thereby removing wait times associated with dialing into a network. Our DSL products offer our subscribers a cost-effective way of substantially increasing bandwidth in residences and businesses.

         Outstanding service and customer care are crucial to subscriber acquisition and retention in our industry. Our goal is to attain 100% customer satisfaction by providing superior systems and network performance along with high quality service and technical support. Our customer care department, which is open 24 hours-a-day, 7 days-a-week in our Dallas facility, is structured to provide prompt, effective and friendly support.

         Our systems and network infrastructure can be expanded to accommodate rapid subscriber growth and is designed to provide fast, reliable performance. We utilize a "Virtual Point of Presence (POP)" architecture to quickly expand our geographic coverage and to facilitate technological upgrades. With this Virtual POP architecture, we can provide local access services without investing in additional physical infrastructure. This strategy also lowers operating costs and reduces exposure to technological obsolescence.

         In December 1998, we completed our initial public offering of 2.3 million shares of Common Stock at $13 per share. We sold 1.7 million shares in that offering and certain of our shareholders sold 600,000 shares. We raised approximately $20 million from that offering, after deducting underwriting discounts and offering expenses.

         We were formed in 1994 and reincorporated in Texas in 1995. Our principal executive office is located at One Dallas Centre, 350 N. St. Paul St., Dallas, Texas 75201, and our telephone number is (214) 861-2500. Our World Wide Web home page is at http://www.airmail.net and our wholly owned subsidiary, PDQ.Net, Incorporated, has a World Wide Web home page at http://www.PDQ.net. Information contained in these Web sites is not part of this Prospectus.




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                                 GROWTH STRATEGY

         Our business model is to create high user density in each geographic area we serve, which allows us to realize substantial marketing and operating efficiencies. Our growth strategy focuses on continuing to add customers in existing markets and quickly building a critical mass of subscribers in new markets.

         Elements of our growth strategy include:

                  Strategic and Add-On Acquisitions to Rapidly Acquire a Critical Mass of Subscribers. We pursue strategic acquisitions to launch our entry into new markets and pursue add-on acquisitions in our existing markets.

                  Aggressive Use of Advertising to Build the Internet America Brand. We use television, radio, print and outdoor billboards to acquire subscribers quickly and build brand awareness.

                  Attract New Subscribers and Migrate Existing Subscribers to Our Expresslane DSL and Bullet DSL Products. We will emphasize our DSL products in marketing efforts to increase our total subscriber base and our average revenue per subscriber.

                  Cost-Effective Development of Network Infrastructure. We deploy network infrastructure in a disciplined manner to achieve substantial economies of scope and scale. With our "Virtual POP" architecture, we can provide local access services without investing in additional physical infrastructure.

                  Development of Value-Added Revenue Streams. We continue to develop value-added revenue streams such as dedicated broadband connectivity, news access and Web hosting. In addition, we continue to evaluate other value-added service opportunities such as Internet telephony. We believe that a user dense, regional customer base provides an excellent platform for the introduction of new value-added services, taking advantage of existing brand awareness and economies of scale.

                               RECENT ACQUISITIONS

         On November 22, 1999, we acquired all of the outstanding shares of PDQ.Net, Incorporated, a Houston-based ISP ("PDQ"), in a stock-for-stock transaction. Under the agreement, we issued 2,425,000 shares of Common Stock in exchange for all the outstanding stock of PDQ. We also issued options to purchase 352,917 shares of Common Stock with a weighted average exercise price of $1.62 per share in replacement of all of the outstanding stock options of PDQ. The transaction will be accounted for as a purchase. PDQ is a wholly owned subsidiary of Internet America and constitutes the majority of our Houston operations.

         In July and August 1999, we acquired certain subscribers of INTX Networking, L.L.C., King Dinosaur, Inc. d/b/a/ KDi Internet Solutions and Pointe Communications Corporation, Inc. The consideration for each of these transactions was a cash payment contingent on the actual number of subscribers that successfully transition to our service.

         On June 30, 1999, we acquired all the outstanding common stock of NeoSoft, Inc., an ISP in Houston, Texas, for $8.3 million. Assets of NeoSoft include approximately 9,000 individual and corporate Internet access accounts, including customer support and network operations facilities in Houston and New Orleans. The transaction was accounted for as a purchase.

         On January 29, 1999, we acquired the net assets of CompuNet, Inc., a Dallas-based Internet service provider with a concentration of business clients, in exchange for 16,910 shares of Common Stock. On February 18, 1999, we acquired all of the outstanding securities of CyberRamp, L.L.C., a Dallas-based Internet service provider with approximately 16,000 customers, in exchange for 365,725 shares of Common Stock. These combinations were



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accounted for as poolings-of-interests. As a result, our financial statements have been restated to include the accounts and results of operations of CompuNet and CyberRamp.


                                  THE OFFERING


Common Stock offered by the selling shareholders............ 350,000 shares
Common Stock outstanding (as of January 5, 2000)(1)......... 9,613,818 shares
Nasdaq National Market symbol............................... GEEK

------------------

(1) Excludes as of January 5, 2000 (i) 225,000 shares of Common Stock reserved for issuance under the 1996 Incentive Stock Option Plan (the "1996 Option Plan"), of which options to purchase 30,589 shares were outstanding at a weighted average exercise price of $1.67 per share,
         (ii) 800,000 shares of Common Stock reserved for issuance under the 1998 Nonqualified Stock Option Plan (the "1998 Option Plan"), of which 618,738 options were outstanding at a weighted average exercise price of $11.36 per share, (iii) 260,063 shares of Common Stock reserved for issuance under the Employee and Consultant Stock Option Plan (the "Employee and Consultant Option Plan"), of which 235,317 options were outstanding at a weighted average exercise price of $2.05 per share,
         (iv) 546,563 shares of Common Stock issuable upon exercise of other outstanding options at a weighted average exercise price of $1.69 per share, and (v) 194,230 shares of Common Stock reserved for issuance but not yet issued under the Employee Stock Purchase Plan. See "Management -- 1996 Incentive Stock Option Plan," "-- Nonqualified Stock Options," "-- 1998 Nonqualified Stock Option Plan," "-- Employee and Consultant Stock Option Plan" and "-- Employee Stock Purchase Plan."





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                                  RISK FACTORS

         An investment in the Common Stock involves a high degree of risk. In addition to the other information contained in this Prospectus, you should carefully consider the following factors before purchasing any of the shares of Common Stock. Further, this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, goals, objectives, expectations and intentions. You are cautioned that, while the forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance, and involve known and unknown risks and uncertainties. You should not place undue reliance on any forward-looking statement. Our actual results could differ materially from those discussed in this Prospectus. If any of the following risks actually occur, our business and financial results would suffer and the trading price of our Common Stock may decline.

WE ARE A RELATIVELY NEW COMPANY AND HAVE A HISTORY OF OPERATING LOSSES

         Internet America was incorporated in December 1994 and began offering Internet access in January 1995. We have only a limited operating history upon which an evaluation of our prospects can be made. Moreover, our current management is relatively new. We are subject to the substantial risks, expenses and difficulties encountered by new entrants into the Internet services industry. Those risks include our ability to:

       -      successfully implement our business model;
       -      expand our subscriber base and increase subscriber revenues;
       -      successfully compete in a highly competitive market;
       -      introduce new products and services;
       -      upgrade our network and systems infrastructure; and
       -      attract and retain qualified personnel.

         As of September 30, 1999, we had an accumulated deficit of approximately $14.2 million. Our recent expansion plan has resulted in operating losses for the last four fiscal quarters, and we expect to incur operating losses in future periods. Our ability to attain profitability and positive cash flow is dependent upon a number of factors, including our ability to increase revenues while reducing costs per subscriber. We may not be successful in increasing or maintaining revenues or achieving positive cash flow. As a result, we may not be as profitable as hoped.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

         Our success depends on a number of factors, many of which are beyond our control. These factors include (1) the rate of new subscriber acquisition and related costs, subscriber retention, capital expenditures and other costs relating to the expansion of operations, (2) changes in our pricing policies and those of our competitors, including those providing free access, (3) the timing of new product and service announcements, (4) market acceptance of new or enhanced versions of our services, (5) changes in operating expenses, (6) changes in strategy, (7) personnel changes, (8) the introduction of alternative technologies, (9) the timing and effect of potential acquisitions, (10) increased competition in current and prospective markets and (11) other general economic factors.

         Our operating results, cash flows and liquidity may fluctuate significantly. Our revenues depend on our ability to attract and retain subscribers. Our monthly subscribers, who account for a majority of our revenues, have the option of discontinuing service at the end of any month for any reason. Our expense levels are based, in part, on our expectations regarding future revenues, which could be inaccurate. Moreover, our operations often require up-front expenses, but result in trailing revenues. To the extent that revenues are below expectations, we may be unable to reduce expenses proportionately, and operating results, cash flow and liquidity could be negatively affected. Subscribers are spending more time online, which increases our expenses. Our entry into new markets will involve substantial expenditures on advertising, customer care and other operating needs. To remain competitive, we may not be able to



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increase subscription fees to match these increasing expenses and could experience deteriorating profit margins or losses. Due to these and other factors, our operating results and/or growth rate may be below the expectations of analysts, management and investors. This, in turn, could cause the price of our Common Stock to drop.

OUR GROWTH STRATEGY IS UNTESTED; IF WE FAIL TO INTEGRATE OUR ACQUISITIONS SUCCESSFULLY, OUR RESULTS OF OPERATIONS WILL SUFFER

         Our growth strategy is new and untested. We may not be successful in implementing our growth strategy, and any failure could cause our financial condition and results of operations to suffer. One component of our growth strategy, the strategic acquisition of businesses and subscriber accounts, involves numerous risks, including, among others, the following:

         - the difficulty of integrating acquired operations and personnel;
         -        the potential disruption of our ongoing business;
         - the potential inability of management to successfully incorporate acquired technology and rights into our service offerings and to maintain uniform standards, controls, procedures and policies;
         - the risks of entering markets in which we have little or no direct prior experience; and
         - the potential loss of, or impairment of relationships with, employees and customers as a result of changes in management.

         The above risks apply to our recent acquisition of PDQ in November 1999, as well as other acquisitions. We may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions, including the PDQ acquisition. In addition, acquisitions could negatively affect our operating results due to dilutive issuances of equity securities, incurrence of additional debt or amortization of goodwill and other intangible assets.

COMPETITION FOR ACQUISITIONS MAY IMPEDE OUR BUSINESS STRATEGY

         The increased consolidation within our industry and the increased numbers of ISPs going public has intensified competition for acquisition targets. This results in fewer acquisition targets and increased expectations by potential targets. Accordingly, it will be more difficult to make acquisitions at reasonable prices or at all. This increased competition could negatively affect our subscriber and revenue growth and profitability.

INTENSE COMPETITION MAY RESULT IN REDUCED REVENUES AND PROFITABILITY

         The market for the provision of Internet access to individuals and small businesses is extremely competitive and highly fragmented. There are no substantial barriers to entry, and we expect competition to intensify. We believe that the primary competitive factors for success in this market are a reputation for reliability and service, competitive pricing, effective customer support, creative marketing, easy-to-use software and geographic coverage. Other important factors include the timing of introductions of new products and services, as well as industry and general economic trends.

         We face increased competition from certain ISPs, including NetZero, Juno Online Services, and Freei.Net, that provide free Internet access to consumers. Under this "free access" business model, revenues are derived primarily from companies that place advertisements in small banners or windows on users' computer screens while they are online. Subscribers are generally required to provide demographic information which is used by advertisers to deliver targeted messages to the users' screens that cannot be closed or removed. ISPs employing this business model could continue to attract a sizable number of users and exert pressure on prices.

         As a result of the increase in competitors and vertical and horizontal integration in the industry, we face significant competition, including pressure to reduce prices. Our current competitors include Internet service providers



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and on-line service providers with a significant national presence that focus on individual and small business subscribers, such as America Online, MindSpring, EarthLink and Prodigy. Most of these competitors have significantly broader market presence and brand recognition and greater financial, technical and marketing resources. They also have extensive coast-to-coast access to Internet backbones, which provides greater scalability and the ability to provide better service quality. We also compete with independent regional and local Internet service providers, computer hardware and software and other technology companies (such as IBM, Microsoft, Dell and Gateway), as well as wireless communications companies, satellite companies and nonprofit or educational Internet access providers.

         All the major long-distance companies, including AT&T, Qwest, MCI WorldCom and Sprint, compete with us by offering Internet access services. Local exchange carriers, including regional Bell operating companies and competitive local exchange carriers, have also entered the ISP market. Long-distance and local carriers are moving toward horizontal integration through acquisitions of, and joint ventures with, ISPs. Accordingly, we expect increased competition from traditional telecommunications carriers for customers and potential acquisitions. These telecommunications carriers have nationwide networks and substantially greater financial, technical and marketing resources. Telecommunications providers also have the ability to bundle Internet access with basic local and long-distance telecommunications services. In addition, some long-distance companies are promoting their services by offering consumers free Internet access. Such bundling of services may make it difficult for us to compete with telecommunications providers and may force us to lower prices, resulting in reduced revenues.

         New competitors, including large computer hardware and software, media and telecommunications companies, may continue to enter the Internet services market, resulting in greater competition. In particular, we may face increased competition from companies that provide connections to consumers' homes, including cable companies, electric utility companies and wireless communications companies. For example, cable companies offer Internet access through their cable facilities at significantly faster rates than existing modem speeds. These companies can bundle Internet access with basic services or offer access for a nominal charge. In addition, they could deny us access to their networks.

         Competition could also result in increased selling and marketing expenses, related customer acquisition costs and customer attrition, all of which could adversely affect our operations and financial condition. We may not be able to offset the effects of such increased costs. For further information on competitive risks, see "Business -Competition" on page 31 below.

OUR GROWTH STRATEGY WILL BE HARMED IF THE MARKET FOR BROADBAND ACCESS FAILS TO DEVELOP OR IF OTHER BROADBAND OFFERINGS ARE MORE SUCCESSFUL THAN DSL.

         The market for broadband services is in an early stage of development. There is no assurance if or when broadband services will gain wide acceptance by consumers. In addition, other methods of broadband delivery, such as cable or wireless transmission, could prove to be more successful than DSL.

IN ORDER TO DELIVER OUR DSL PRODUCT, WE ARE DEPENDENT ON LOCAL EXCHANGE CARRIERS AND/OR COVAD COMMUNICATIONS GROUP, INC. (COVAD), A NATIONAL PROVIDER OF DSL SERVICES.

         Based on technologies now in use, a rather complex installation process is required in order to provide DSL service to a subscriber. Currently, the subscribers' local telephone company must dispatch a technician to install a signal splitter in the subscriber's home or business, or a Covad technician must install and configure an additional copper telephone line. Usually the technician must also install and test DSL hardware (the so-called "DSL modem") and complete any necessary wiring. Our ability to deliver DSL will be hindered if the local exchange carrier and/or Covad are unable to coordinate a successful installation on a timely basis. These installation problems would be detrimental to our growth strategy and have a negative impact on our financial results.




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ELECTRONIC COMMERCE MAY EXPOSE US TO LIABILITY

         Many of our subscribers use the Internet for commercial purposes, such as financial services and retail. Additionally, in the future, we may offer our subscribers certain commercial services such as credit card clearing and commercial website hosting. Our subscribers or other Interest users doing business with our subscribers may sue us for damages incurred in connection with such commercial uses of the Internet and our services. The law in this area is untested and it is possible that we could have significant liability to our subscribers or others in such transactions.

FUTURE GROWTH WILL STRAIN OUR RESOURCES

         We must plan and manage effectively during periods of rapid growth. Our growth will place a significant strain on our managerial, operational and financial resources. To manage growth effectively, we must improve our operational, financial and management information systems and attract, integrate and retain qualified personnel. These demands may require additional management personnel and development of additional expertise by existing management. The successful integration of acquired businesses and the expansion of our subscriber base will require (1) close monitoring of quality of service, (2) identification and acquisition of physical sites, (3) acquisition and installation of equipment and facilities, (4) increased marketing in new and existing markets, (5) employment of qualified personnel for such sites and (6) expansion of our managerial, operational and financial resources. In particular, our customer service and technical support resources, as well as our systems capacity, may not be sufficient to manage rapid growth. If we cannot effectively manage our growth, our financial and operating results will suffer.

IF WE FAIL TO ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS, WE WILL NOT BE COMPETITIVE

         Our industry is subject to rapidly changing technology, evolving industry standards, changes in subscriber needs and frequent new service introductions. Our success depends, in part, on our ability to meet changing subscriber needs on a timely and cost-effective basis. We must improve our existing services, develop new services and continue to develop and expand our technical expertise. We may not be successful in those endeavors. Our ability to compete successfully is also dependent upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet services, we do not know that industry standards will be established or, if they are established, that we will be able to conform to them in a timely fashion and maintain a competitive position. In addition, there is a risk that services or technologies developed by others will render our services or technologies uncompetitive or obsolete.

         We are also at risk to fundamental changes in the way Internet access is delivered. Currently, Internet services are accessed primarily by computers connected by telephone lines. Many alternative methods to access the Internet are available or under development, including cable modems, screen based telephones, satellite technologies, wireless telecommunications technologies and other consumer electronic devices. These methods may transmit data at substantially faster speeds than the modems we currently use for dial-up subscribers. As these alternative methods gain greater use, or as subscriber requirements change the way Internet access is provided, we will have to develop or use new technology to remain competitive. Adjusting to such technological advances may require substantial time and expense, and we may not succeed in addressing these competitive pressures or adapting our business to alternative access methods.

NETWORK CAPACITY CONSTRAINTS OR SYSTEMS FAILURES COULD CAUSE US TO LOSE SUBSCRIBERS

         Our business depends on the capacity, reliability and security of our network infrastructure. Delays or failures in connectively could cause us to lose subscribers. We must expand and adapt our network infrastructure as the number of subscribers increases and the amount of information transferred expands. The expansion and adaptation of network infrastructure will require substantial financial, operational and management resources. We may not be able to timely



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expand or adapt our network infrastructure to meet additional demand or changing subscriber requirements at a reasonable cost or at all.

         Capacity constraints may occur in system-wide services, such as e-mail or newsgroups, or in particular POPs. We could experience delayed delivery from suppliers of new telephone lines, modems, terminal servers and other equipment. If these delays are severe, incoming modem lines may become full during peak times. Further, if we do not maintain sufficient bandwidth capacity in our network connections, subscribers will experience a slowdown of Internet services. Similar problems can occur if we are unable to expand the capacity of our servers for e-mail, newsgroups and the World Wide Web fast enough to keep up with increasing demand. New broadband technologies will cause increasing congestion on the Internet backbone. If the capacity of our servers is exceeded, subscribers will experience delays.

         Damage to our equipment from fire, earthquakes, power loss, telecommunications failures and similar events could cause service interruptions. Despite precautions, natural disasters or other unanticipated problems at our headquarters, network hub or a POP could cause service interruptions. We do not currently maintain fully redundant Internet services, backbone facilities or telecommunications networks. System failures could result in a loss of subscribers.

         Our billing and management information systems are subject to potential damage, malfunction or other loss. We bill the majority of our subscribers by automatic charges to subscribers' credit cards or bank accounts. Any failure of our billing and management information systems could result in delayed collections and reduced revenues.

WE ARE DEPENDENT ON TELECOMMUNICATIONS CARRIERS AND OTHER SUPPLIERS

         We rely on local telephone companies and other companies to provide data communications capacity. These providers may experience disruptions of service or have limited capacity, which could disrupt our services. We may not be able to replace or supplement these services on a timely basis or at all. In addition, local phone service is sometimes available only from a local monopoly telephone company. Telecommunications carriers could prevent us from delivering Internet access through their data transmission networks. Because we rely on third-party telecommunications companies for our backbone connections to the Internet, we face limitations on our ability to serve our subscribers, including the following:

         - we do not control decisions regarding availability of service at any particular time;
         - we may not be able to deploy new technologies because our telecommunications providers may not be able to support that technology on their backbones;
         - we may not be able to establish new POPs rapidly enough to respond to increased subscriber demand; and
         - we may not be able to negotiate favorable interconnectivity agreements with other Internet service providers.

         In addition, we provide Internet access exclusively through Virtual POPs in many markets. Our service in these markets is dependent upon the ability and willingness of third-parties to provide POP access to our subscribers. If we are unable to secure Virtual POP arrangements, our services and ability to expand in new markets would be significantly limited. There can be no assurance that, if access to one or more Virtual POPs is lost, any alternative arrangements will be available on acceptable terms. We do not currently have any plans or commitments with respect to alternative POP arrangements. Moreover, while our third-party providers are contractually obligated to provide commercially reliable service to our subscribers, there can be no assurance that such services will meet our requirements.

         Our operations and services could be interrupted if our third-party network providers or telecommunications providers experience systems failures or equipment damage due to fire, earthquakes, power loss and similar events.



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Thus, any such event could cause us to lose subscribers, which would have an adverse effect on our business and financial condition.

         We are dependent on third-party suppliers of hardware components. Increasing demand for these components places a significant strain on suppliers. There could be delays and increased costs in expanding our network infrastructure if alternative sources of supply are unavailable.

         Our telecommunications providers sell or lease their products and services to our competitors. They may enter into exclusive arrangements with our competitors or stop selling or leasing their products or services to us at commercially reasonable prices or at all. In addition, our telecommunication providers may become our direct competitors.

IF WE CANNOT ATTRACT AND RETAIN KEY PERSONNEL, OUR BUSINESS WILL SUFFER

         Our success depends upon the continued efforts of our senior management team and our technical, marketing and sales personnel. These employees may terminate their employment at any time, as we have no employment agreements. Our success also depends on our ability to attract and retain additional highly qualified management, technical, marketing and sales personnel. The market for employees with the combination of skills and attributes required to carry out our strategy is extremely competitive. We may not be able to retain or integrate existing personnel or identify and hire additional qualified personnel. The loss of the services of our key personnel, or the inability to attract additional qualified personnel, could cause the quality of our services to deteriorate. This could adversely affect our subscriber retention, revenue and profitability.

GOVERNMENT REGULATION MAY INCREASE OUR COSTS OF DOING BUSINESS

         Although we are not currently directly regulated by the Federal Communications Commission or any other federal or state agency, changes in the regulatory environment relating to the Internet access market could affect the prices at which we sell our services. These changes may include regulatory changes which directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from regional Bell operating companies or other telecommunications companies. For example, the imposition of interstate access charges to local telephone companies or the elimination of reciprocal compensation for local telephone companies may increase our costs of serving dial-up subscribers.

         Furthermore, the FCC may, in the future, reconsider its past ruling that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers." In that event, Internet service providers would be required to pay a percentage of their gross revenues to the universal service fund, which subsidizes phone service for rural and low income consumers and supports Internet access among schools and libraries. If the FCC were to require universal service contributions from providers of Internet access or Internet backbone services, our costs of doing business could increase substantially, and we may not be able to recover these costs from our subscribers.

         Due to the increasing popularity and use of the Internet, it is possible that additional federal, state or other laws and regulations may be adopted with respect to the Internet. These laws and regulations may address issues such as content, privacy, pricing, encryption standards, consumer protection, fraud, electronic commerce, taxation, copyright infringement and other intellectual property issues. Legislation in these areas could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications medium. Additional regulations relating to the Internet access industry, including those that affect telecommunication costs or increase competition from regional telephone companies or others, could have a material adverse effect on our financial condition. For more information on regulation of our business, see "Business-Government Regulation," on page 32 below.

WE MAY NOT HAVE SUFFICIENT CAPITAL TO SUCCESSFULLY EFFECT OUR BUSINESS
STRATEGIES

         As of September 30, 1999, we had approximately $3.3 million in unrestricted cash. We cannot be certain that this is sufficient capital for our acquisition and marketing strategy. In our most recent acquisition, we were able to use Common Stock as consideration; however due to the competitive nature of acquisitions, we may be forced or choose to use cash for future acquisitions. In addition, during the transition period following an acquisition, such as the recent PDQ acquisition, we could lose money as we integrate the operations of the acquired company. Moreover, we may have insufficient capital to respond to technological developments or competitive pressures or to take advantage of unanticipated opportunities, such as special marketing opportunities, the development of new services or acquisitions of complementary businesses or assets. As a result, we may need to raise additional funds through equity or debt financings. There can be no assurance that such additional financings will be available on terms acceptable to us or at all. Further, any such financings may be on terms that are dilutive or potentially dilutive to our shareholders. If alternative financing is required but is insufficient or unavailable, we will have to curtail our growth and operating plans. As a result, our business may not produce the level of growth or profitability we hope to achieve.

WE MAY BE LIABLE FOR INFORMATION DISSEMINATED OVER OUR NETWORK

         We have limited control over our subscribers' online practices and the information passed through and stored on our systems. We may be liable for information disseminated through our network. A number of lawsuits have sought to impose liability on Internet service providers for defamatory speech and infringement of copyrighted materials. The possible imposition of liability on Internet service providers for materials disseminated through their systems could require us to implement measures to reduce our exposure. These measures, as well as existing and proposed federal and state legislation, may require the expenditure of substantial resources or the discontinuation of some product or service offerings.

         In addition, the Communications Decency Act of 1996 imposes fines on any entity that: (1) by means of a telecommunications device, knowingly sends indecent or obscene material to a minor; (2) by means of an interactive computer service sends or displays indecent material to a minor; or (3) permits any telecommunications facility under such entity's control to be used for the purposes detailed above. The standard for determining whether an entity acted knowingly has not been established. Certain defenses to liability under the statute are available but may not apply. Although we do not actively monitor the content of our subscribers' Internet transmissions, a court may determine that we have knowledge of such content. Although no such claims or lawsuits have been asserted against us to date, there can be no assurance that if we were prosecuted that any defenses to liability would be applicable.

OUR NETWORK IS VULNERABLE TO SECURITY RISKS, SUCH AS HACKING AND VIRUSES

         Despite security measures, our network infrastructure may be vulnerable to computer viruses, hacking or similar problems caused by subscribers or other persons. Computer viruses or problems could lead to interruptions, delays or cessation in service, causing subscribers to seek Internet access from other providers. Inappropriate use of the Internet by third parties could jeopardize the security of confidential information stored in our computer systems or our subscribers' computer systems. In addition, we expect that our subscribers will increasingly use the Internet for commercial transactions. Any network malfunction, overload or security breach could cause these transactions to be delayed, not completed at all or completed with compromised security, which may result in claims against us. Further, the security and privacy concerns of existing and potential Internet users may inhibit the growth of the Internet, our subscriber base and revenues.

WE DEPEND ON THE PROTECTION OF OUR PROPRIETARY RIGHTS

         We rely on a combination of copyright, trademark and trade secret laws, and contractual restrictions to establish and protect our proprietary technology. We cannot be certain that the steps we have taken are adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are equivalent or superior to ours.

         We have obtained permission and, in certain cases, licenses from each manufacturer of software that we bundle in our front-end software product for customers. Although we do not believe that the software or trademarks we use infringe on the proprietary rights of any third parties, third parties could assert infringement claims against us. The defense of such claims could result in substantial costs and diversion of management resources, which could adversely affect our operations and financial condition. Parties asserting such claims could secure judgments awarding substantial damages, as well as injunctive or equitable relief that could block our ability to sell services. In the event a claim relating to proprietary technology or information is asserted, we may seek licenses to use such intellectual property. However, we cannot be certain that we could obtain licenses on acceptable terms, if at all.

PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE SERVICES

         The Year 2000 issue could result in system failures or miscalculations, causing disruptions of operations, including a temporary inability to process transactions, send invoices or engage in similar business activities. Although we have not experienced any material Year 2000 problems that have harmed or threaten to harm our business, they could still occur. For further information on our efforts to handle the Year 2000 issue, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" on page 23, below.

OUR COMMON STOCK MAY BE DIFFICULT TO RESELL AND YOU MAY NOT BE ABLE TO RESELL SHARES FOR MORE THAN YOU PAID; OUR STOCK PRICE HAS EXPERIENCED, AND IS LIKELY TO CONTINUE TO EXPERIENCE, EXTREME PRICE AND VOLUME FLUCTUATIONS

         Prior to our initial public offering in December 1998, you could not buy or sell our Common Stock publicly. The active public market for our Common Stock may not be sustained. You may not be able to resell your shares at or above the price you pay for them due to a number of factors, including:

         -        actual or anticipated fluctuations in our operating results;
         - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;
         - announcements of technological innovations by our existing or future competitors;
         - conditions and trends in the Internet services and technology industries;
         -        departures of key personnel;
         - the operating and stock price performance of other comparable companies; and
         -        general market conditions.


         The stock market in general, and our Common Stock and the stocks of other Internet companies in particular, have recently experienced extreme price and volume fluctuations that are often unrelated or disproportionate to operating performance. These broad market and industry fluctuations may adversely affect the price of our Common Stock. Companies that have experienced volatility in the price of their stock have had securities class action litigation filed against them. Such litigation may be filed against us. Such litigation could result in substantial costs and divert management's attention and resources. Any adverse rulings in such litigation could subject us to significant liabilities.

A DROP IN DEMAND FOR INTERNET ACCESS MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE

         The market for Internet access and related products is in an early stage of growth. Our success depends upon the development and expansion of the Internet and the market for Internet access. Critical issues concerning commercial and personal use of the Internet (including practice standards and protocol, security, reliability, cost, ease of use, access and quality of service) remain uncertain and may affect the growth of the Internet.

         Our business will not grow as we intend and the price of our Common Stock may decline if:

         - the market for Internet access services fails to continue to develop;
         -        the Internet market develops more slowly than anticipated;
         -        the Internet market becomes saturated with competitors; or
         - the Internet access and related products and services we offer are not widely accepted.

MANAGEMENT HAS SUBSTANTIAL OWNERSHIP OF OUR COMMON STOCK

         Currently, our officers and directors beneficially own approximately 24.3% of our outstanding voting stock (assuming the exercise of all derivative securities currently outstanding, such persons would beneficially own approximately 25.8% of the outstanding voting stock). As a result, these shareholders will be able to influence the election of directors, the appointment of management and the approval of certain actions requiring the approval of a majority of our shareholders. Such concentration of ownership may have the effect of delaying or preventing a change in control, even if such change in control is beneficial to shareholders.

SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN FUTURE OFFERINGS

         We have a large number of shares of Common Stock currently outstanding and available for resale now and at various times in the future. If our shareholders sell substantial amounts of our Common Stock in the public market, the market price of our Common Stock could fall. The price of our Common Stock could also drop as a result of the exercise of options for Common Stock or the perception that such sales or exercise of options could occur. These factors also could make it more difficult for us to raise funds through future offerings of our Common Stock.

         As of January 5, 2000 there were 9,613,818 shares of Common Stock outstanding. In addition, as of January 5, 2000, options to purchase 1,431,207 shares of Common Stock were outstanding. Of the outstanding shares, the 2,645,000 shares sold in our initial public offering and the 382,635 shares issued in the CyberRamp and CompuNet acquisitions are freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. In addition, a total of 1,941,418 shares have been sold pursuant to Rule 144 of the Securities Act and are now freely transferable. The 350,000 shares offered by the selling shareholders under this Prospectus will be freely transferable. The remaining 4,294,765 shares are "restricted securities" within the meaning of Rule 144. Of these "restricted securities," 2,219,765 shares have been held for the required one-year period and are freely tradable, subject in certain cases to the restrictions of Rule 144.

         The holders of the remaining 2,075,000 shares of Common Stock issued in the PDQ acquisition have certain rights to have these shares registered under the Securities Act after May 21, 2000 pursuant to the terms of the PDQ merger agreement. In addition, we have filed Registration Statements on Form S-8 to register a total of 2,662,813 shares of Common Stock, which is all shares reserved for issuance under our 1996 Option Plan, 1998 Option Plan, Employee and Consultant Option Plan and Employee Stock Purchase Plan, as well as shares underlying certain nonqualified options granted to certain current and former officers, directors and employees. Accordingly, shares issued upon exercise of such options or under such plans will be freely tradeable by holders who are not our affiliates and, subject to volume and other limitations of Rule 144, by holders who are our affiliates.

OUR ARTICLES AND BYLAWS MAY DELAY OR PREVENT A POTENTIAL TAKEOVER OF US

         Our Articles of Incorporation, as amended, and Bylaws, as amended, contain provisions that may have the effect of delaying, deterring or preventing a potential takeover of us, even if the takeover is in the best interest of our shareholders. The Articles and Bylaws prevent shareholders from calling a special meeting of shareholders, prevent shareholders from amending the Bylaws and prohibit shareholder action by written consent. The Bylaws provide for a classified Board of Directors, which makes replacing the entire Board a more difficult task. The Articles also authorize only the Board of Directors to fill vacancies, including newly-created directorships, and state that directors may be removed only for cause and only by the affirmative vote of holders of at least two-thirds of the outstanding shares of the voting stock. Article XIII of the Texas Business Corporation Act contains provisions that restrict certain business combinations with interested shareholders. This may have the effect of preventing a non-negotiated merger or other business combination involving us, even if such transaction is in the best interest of our shareholders.

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, AS A RESULT, SHAREHOLDERS WILL NEED TO SELL SHARES TO REALIZE A RETURN ON THEIR INVESTMENT

         We have not declared or paid any cash dividends on the Common Stock. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividend in the foreseeable future. Consequently, shareholders will need to sell shares of Common Stock in order to realize a return on their investment, if any.

                                 USE OF PROCEEDS

         All net proceeds from the sale of 350,000 shares of Common Stock offered by this Prospectus will go to the selling shareholders. Accordingly, we will not receive any of the proceeds from the sale of shares of Common Stock offered by this Prospectus.

                                 DIVIDEND POLICY

         To date, we have neither declared nor paid any dividends on our Common Stock nor do we anticipate that dividends will be declared or paid in the foreseeable future. Rather, we intend to retain any earnings to finance the growth and development of our business. Any payment of cash dividends on our Common Stock in the future will be dependent, among other things, upon our earnings, financial condition, capital requirements and other factors which the Board of Directors deems relevant.

                           PRICE RANGE OF COMMON STOCK

         Our Common Stock began trading on the Nasdaq National Market on December 10, 1998 under the symbol "GEEK." Before that date, there was no established public trading market for the Common Stock. As of January 5, 2000, we had approximately 195 holders of record of our Common Stock. The closing sales price of the Common Stock on January 5, 2000 was $12.9375 per share. The following table sets forth, for the period indicated, the high and low sales price of the Common Stock.



PERIOD                                                             High                           Low
------                                                             ----                           ---
Quarter ended December 31, 1998
         (from December 10, 1998)....................             $61.00                        $11.50
Quarter ended March 31, 1999.........................              44.00                         22.25
Quarter ending June 30, 1999.........................              35.00                         15.00
Quarter ending September 30, 1999....................              23.50                         11.50
Quarter ending December 31, 1999.....................              27.00                          8.00
Quarter ending March 31, 2000
     (up to January 5, 2000).........................              14.50                         12.50

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Internet America is an Internet service provider that provides a wide array of Internet services tailored to meet the needs of individual and business subscribers. We afford our subscribers a high quality Internet experience with fast, reliable service and responsive customer care.

         The rapid growth of the Internet has resulted in increased competition for existing services and an increased demand for new products and services. Increases in demand and a surge in Internet users has fostered an increase in the number of ISPs providing access to the Internet. Our competitors have begun to advertise in our existing markets with aggressive new promotions. We believe that we are well positioned to deal with these competitive forces by continuing to build high user density and maintaining a rational business plan.

         Rapid growth and high user density are the cornerstones of our business strategy. We will continue to pursue an ambitious growth strategy, but in a controlled manner. Our goal is to rapidly create user density in specific regions with a view towards positive EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in the near future.

         Recent technological developments have allowed for the propagation of broadband, a transmission medium that can carry numerous voice, video and data channels simultaneously. The emergence of low-cost broadband solutions will significantly impact the ability of many ISPs to compete. We are committed to being a leader in offering broadband solutions to individuals and businesses. We began offering DSL connectivity in the fourth quarter of fiscal 1999. High-speed connectivity is essential to the commercially viable deployment of new, value-added services such as Internet telephony, particularly Voice Over Internet Protocol (VoIP), video and audio programming distribution and other high-bandwidth applications. We believe that we are well positioned to efficiently market and deploy our DSL product due to the high density of our subscriber base.

         Given the increased level of competition in the industry for new subscribers, we will be more selective with regard to investing in direct response advertising. We plan to concentrate our direct response advertising more heavily in markets where we have established branding than in new markets. We have found that the most effective way to initially penetrate new markets is through an aggressive acquisition strategy. Management believes that the level of consolidation in the industry will escalate, and that a viable acquisition strategy is the most efficient way to rapidly build market share.

         The execution of our acquisition strategy will cause an increase in our amortization expense as the cost of purchasing the subscriber bases are written off. In the coming fiscal years we expect to report net losses, primarily due to amortization expense, while generating positive EBITDA. There can be no assurance that we will be able to achieve or sustain net income in the future.

         We expect general and administrative costs to increase to support our growth. Connectivity costs will increase after acquisitions as a percentage of revenue, since there is some duplication of inbound telephone connectivity and Internet connectivity during the transition period. However, we believe we can quickly transition even sizable acquisitions and realize connectivity and networking economies of scale within two quarters of the acquisition.

         We have increased our subscriber base from approximately 61,600 at June 30, 1998 to approximately 145,000 at November 30, 1999. We have achieved this growth by direct marketing to consumers and by seven acquisitions. During the fiscal year, we expanded marketing activities into several new markets, continuing to implement our user density strategy of achieving a critical mass of subscribers in targeted regions.

         We have an accumulated deficit of $12.7 million at June 30, 1999, and have had annual operating losses since inception as a result of building network infrastructure and rapidly increasing market share.

RECENT ACQUISITIONS

         On November 22, 1999, we acquired all of the outstanding shares of PDQ.Net, Incorporated, a Houston-based ISP ("PDQ"), in a stock-for-stock transaction. Under the agreement, we issued 2,425,000 shares of Common Stock in exchange for all the outstanding stock of PDQ. We also issued options to purchase 352,917 shares of Common Stock with a weighted average exercise price of $1.62 per share in replacement of all of the outstanding stock options of PDQ. The transaction will be accounted for as a purchase. PDQ is a wholly owned subsidiary of Internet America and constitutes the majority of our Houston operations.

         On August 9, 1999, we acquired certain Texas dial-up subscribers of Pointe Communications Corporation, Inc., a Nevada corporation. The consideration for that transaction consisted of up to $2,000,000 in cash, half of which was paid upon closing. The remaining payment is contingent on the actual number of subscribers that successfully transition to our service.

         On July 28, 1999, we acquired the subscribers of INTX Networking, L.L.C., a Texas limited liability company. The consideration for that transaction consisted of up to $380,600 in cash, half of which was paid upon closing. The remaining payment is contingent on the actual number of subscribers that successfully transition to our service.

         On July 26, 1999, we acquired the subscribers of King Dinosaur, Inc. d/b/a KDi Internet Solutions, a Texas corporation. The consideration for that transaction consisted of up to $464,800, half of which was paid upon closing. The remaining payment is contingent on the actual number of subscribers that successfully transition to our service.

         On June 30, 1999, we acquired all the outstanding common stock of NeoSoft, Inc., an ISP in Houston, Texas, for $8.3 million. Assets of NeoSoft include approximately 9,000 individual and corporate Internet access accounts, including customer support and network operations facilities in Houston and New Orleans. This transaction was accounted for as a purchase.

         On January 29, 1999, we acquired the net assets of CompuNet, Inc., a Dallas-based Internet service provider with a concentration of business clients, in exchange for 16,910 shares of Common Stock. On February 18, 1999, we acquired all of the outstanding securities of CyberRamp, L.L.C., a Dallas-based Internet service provider with approximately 16,000 customers, in exchange for 365,725 shares of Common Stock. These combinations were accounted for as poolings-of-interests. As a result, our financial statements have been restated to include the accounts and results of operations of CompuNet and CyberRamp.

STATEMENT OF OPERATIONS

         Access revenues are derived primarily from individual dial-up Internet access, whether analog or ISDN, and value-added services, such as multiple e-mail boxes and personalized e-mail addresses. Business services revenues are derived primarily from dedicated connectivity, bulk dial-up access and Web services.

         A brief description of each element of our operating expenses follows:

                  Connectivity and operations expenses consist primarily of setup costs for new subscribers, telecommunication costs, and wages of network operations and customer support personnel. Connectivity costs include (i) fees paid to telephone companies for subscribers' dial-up connections to our network and (ii) fees paid to backbone providers for connections from our network to the Internet.

                  Sales and marketing expenses consist primarily of creative, media and production costs, and call center employee wages. These expenses include the cost of our television and billboard campaigns and other advertising. Advertising costs are expensed as incurred.

                  General and administrative expenses consist primarily of accounting and administrative wages, professional services, rent and other general business expenses.

                  Depreciation is computed using the straight line method over the estimated useful life of the assets. Our data communications equipment, computers, data server and office equipment are depreciated over three years. We depreciate our furniture, fixtures and leasehold improvements over five years. Acquisition costs are allocated among acquired subscriber bases and goodwill, both of which are amortized over three years. Amortization of acquired subscriber bases and goodwill will increase substantially during fiscal 2000 due to the acquisition of NeoSoft and other recent acquisitions.

         Our business is not subject to any significant seasonal influences.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1998

         Total revenue. Total revenue increased by $1.7 million, or 40.8%, to $5.8 million for the three months ended September 30, 1999, from $4.1 million for the three months ended September 30, 1998. The majority of the increase in total revenue is attributable to the increase in access revenue of $1.1 million, or 31.2%, to $4.7 million for the three months ended September 30, 1999, from $3.6 million for the same period in the prior year. The increase in access revenue is attributable to an increase in the number of dial-up subscribers from 64,200 at September 30, 1998, to 105,000 at September 30, 1999. Business services revenue increased by $394,000, or 75.3%, to $917,000 for the three months ended September 30, 1999, from $523,000 for the same period in the prior year. The increase in business services revenue is primarily due to the NeoSoft acquisition on June 30, 1999. Over half of NeoSoft's total revenue relates to business services. Other revenue increased by $177,000, to $207,000 for the three months ended September 30, 1999, from $30,000 for the same period in the prior year. The increase in other revenue is due to sales tax refunds related to NeoSoft operations and other miscellaneous revenue realized by NeoSoft.

         Connectivity and operations. Connectivity and operations expense increased by $1.1 million, or 53.8%, to $3.2 million for the three months ended September 30, 1999 from $2.0 million for the three months ended September 30, 1998. As a percentage of revenue, connectivity and operations expense increased to 54.0% for the three months ended September 30, 1999, from 49.4% for the same period in the prior year. The increase as a percentage of revenue is primarily due to the effects of recent acquisitions. After an acquisition, there is some duplication of inbound telephone connectivity and Internet backbone connectivity during the transition period.

         Sales and marketing. Sales and marketing expense increased by $648,000, or 76.1%, to $1.5 million for the three months ended September 30, 1999, compared to $851,000 for the same period in the prior year. During the three months ended September 30, 1998, our marketing expenses were limited to an advertising campaign in the North Texas area only, our primary market during that time. For the three months ended September 30, 1999, our marketing campaign included television and billboard advertisements in a total of nine markets. Total sales and marketing expense of $1.5 million for the period ended September 30, 1999 included $1.2 million in television, print and billboard advertising. Approximately half of the $1.2 million in television, print and billboard advertising incurred for the quarter ended September 30, 1999 related to new markets outside of the North Texas area.

         General and administrative. General and administrative expense increased by $549,000, or 65.5%, to $1.4 million for the three months ended September 30, 1999, from $838,000 for the three months ended September 30, 1998.

General and administrative expense as a percentage of total revenue increased to 23.8% for the three months ended September 30, 1999, from 20.2% for the same period in the prior year, primarily due to administrative support related to our growth strategy.

         Depreciation and amortization. Depreciation and amortization increased by $934,000, or 194%, to $1.4 million for the three months ended September 30, 1999, from $482,000 for the same period in the prior year. The increase is due to amortization of recently acquired subscriber bases and related goodwill along with additional depreciation expense related to routine upgrades of our network facilities. Approximately $724,000 of the total increase in depreciation and amortization relates to amortization of the subscriber base and goodwill related to the NeoSoft purchase which closed on June 30, 1999, and approximately $160,000 relates to amortization due to other recent acquisitions.

         Interest income and expense. We realized $37,000 of interest income during the three months ended September 30, 1999, compared to interest expense of $109,000 for the same period in the prior year. During the three months ended September 30, 1998, several notes payable to shareholders were outstanding, resulting in interest expense of $109,000 for the period. These notes payable were retired with part of the proceeds from our initial public offering in December 1998.

YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

         Total revenue. Total revenues increased by $4.0 million, or 28.7%, to $18.1 million in fiscal 1999 from $14.1 million in fiscal 1998. The majority of the increase in total revenue is attributable to the increase in access revenue of $3.8 million, or 31.3%, to $15.9 million in fiscal 1999 from $12.1 million in the prior year. The increase in access revenues is attributable to an increase in the number of subscribers from 61,600 at June 30, 1998, to 100,000 at June 30, 1999. Business services revenue increased by $178,000, or 9.3%, to $2.1 million for fiscal 1999 from $1.9 million for the prior year. This increase is due to increased fees associated with an increase in the number of business services subscribers for a large range of products, including high speed connectivity and web hosting services. We anticipate that business services revenue will increase as a percentage of total revenue as an increasing number of businesses are finding uses for Internet services. We will begin marketing our Expresslane DSL products to businesses in the coming year as well as leveraging the higher business services mix of NeoSoft and other recent acquisitions. Other revenue increased by $68,000, or 165%, to $109,000 for the current year from $41,000 for the prior year. The increase in other revenue is primarily due to the increased advertising revenue generated from our web site.

         Connectivity and operations. Connectivity and operations expenses increased by $1.4 million, or 18.6%, to $8.8 million for fiscal 1999 from $7.4 million for fiscal 1998. As a percentage of total revenues, connectivity and operations expenses decreased to 48.6% for the current year from 52.7% for the previous year. The decrease as a percentage of revenue is primarily due to cost efficiencies achieved for wages and connectivity resulting from greater user density in existing markets.

         Sales and marketing. Sales and marketing expenses increased by $4.1 million, or 214%, to $6.0 million for fiscal 1999 from $1.9 million for the prior year. This increase is due to continued marketing efforts in our existing markets and entry into six new markets during the second and third quarters of fiscal 1999. Total sales and marketing expenses of $6.0 million for fiscal 1999 included $4.8 million in television and billboard advertising. Approximately half of this television, print and billboard advertising was expended in new markets. We expect that television and billboard advertising will decline as a percentage of total revenue in the coming fiscal year as we place more emphasis on alternative media for broadband services for businesses and scale back advertising in new markets until we obtain a strategic number of customers in these markets from acquisitions.

         General and administrative. General and administrative expenses increased by $1.3 million, or 44.0%, to $4.2 million for fiscal 1999 from $2.9 million for fiscal 1998. General and administrative expenses as a percentage of total revenue increased to 23.4% in fiscal 1999 from 20.9% in the prior year, primarily due to professional service fees associated with the combinations with CompuNet and CyberRamp and with administrative support related to our growth strategy.

         Depreciation and amortization. Depreciation and amortization expense decreased by $54,000, or 3.1%, to $1.7 million for fiscal 1999. This decrease is due to computer and systems equipment that was purchased more than three years ago and is therefore fully depreciated. Depreciation expense is expected to increase in the coming fiscal year due to the addition of broadband facilities and upgrades to our news servers. Amortization expense will increase substantially due to future amortization of intangible costs related to the purchase of NeoSoft and possible future acquisitions.

         Interest income. We realized $405,000 of interest income for fiscal 1999, generated from the investment of proceeds from our December 1998 initial public offering. We had no interest income for the fiscal year ended June 30, 1998.

         Interest expense. Interest expense decreased by $450,000, or 67.1%, to $220,000 for fiscal 1999 from $670,000 for the prior year. Upon completion of our initial public offering, we repaid substantially all outstanding indebtedness, resulting in a reduction in interest expense during the period.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

         Total revenue. Total revenue increased by $2.8 million, or 24.6%, to $14.1 million for fiscal 1998 from $11.3 million for fiscal 1997. Access revenue increased by $2.6 million, or 27.5%, to $12.1 million for fiscal 1998 from $9.5 million for fiscal 1997. The increase in access revenue is primarily due to increased subscription fees derived from an increase in the number of dial-up access customers which totaled 61,600 at June 30, 1998, as compared to 47,900 at June 30, 1997. Business services revenue increased by $366,000, or 23.6%, to $1.9 million for fiscal 1998 from $1.6 million for fiscal 1997. The increase in business services revenue is primarily due to an increase in the number of business customers and price increases from the prior year. Other revenue decreased by $208,000, or 83.4%, to $41,000 for fiscal 1998 from $249,000 for fiscal 1997. The decrease in other revenue is primarily attributable to the termination of a contract to provide customer care services to another ISP and the termination of charges for browser software provided to customers.

         Connectivity and operations. Connectivity and operations expense decreased by $14,000, or 0.2%, to $7.4 million for fiscal 1998. As a percentage of revenue, connectivity and operations expenses decreased by 13.1% to 52.7% for fiscal 1998 from 65.8% for fiscal 1997. The majority of the reduction in these expenses is associated with the cost control program which commenced in the fourth quarter of fiscal 1997, consisting of (1) a decrease in wages resulting from reduced staffing, (2) a decrease in software costs and (3) a decrease in Internet and telephone connectivity costs due to improved cost efficiencies in our network infrastructure.

         Sales and marketing. Sales and marketing expenses decreased by $256,000, or 11.7%, to $1.9 million for fiscal 1998 from $2.2 million for fiscal 1997. For the first and second quarters of fiscal 1998, we suspended virtually all advertising resulting in a decrease in advertising expenses from the prior year. We began a new television and advertising campaign in January 1998.

         General and administrative. General and administrative expenses decreased by $409,000, or 12.2%, to $2.9 million for fiscal 1998 from $3.4 million for fiscal 1997. The decrease in general and administrative expenses was primarily due to decreased staffing, and decreases in telephone expenses, professional services and equipment leases in connection with our cost control program.

         Depreciation and amortization. Depreciation and amortization decreased by $61,000, or 3.4%, to $1.7 million for fiscal 1998 from $1.8 million for fiscal 1997.

         Interest expense. Interest expense increased by $153,000, or 29.6%, to $670,000 for fiscal 1998 from $517,000 for fiscal 1997. The increase in interest expense relates primarily to interest on certain indebtedness accruing at a default rate of 18%. See "Certain Transactions."

LIQUIDITY AND CAPITAL RESOURCES

         We have financed our operations to date primarily through (i) public and private sales of equity securities, (ii) loans from shareholders and third parties and (iii) cash flows from operations. We completed an initial public offering in December 1998 and received net proceeds of approximately $19.8 million. After the offering, we repaid approximately $2.1 million in shareholder notes and certain other indebtedness. As of September 30, 1999, cash and cash equivalents on hand totaled $3.3 million.

         Cash used in operating activities totaled $1.2 million for the three months ended September 30, 1999, compared to cash used in operating activities of $158,000 for the same period in the prior year. During the three months ended September 30, 1999, sales and marketing expenses totaled $1.5 million, as compared to only $851,000 for the same period in the prior year. Increased connectivity costs and general and administrative expenditures related to our growth strategy also contributed to additional cash used in operations for the three months ended September 30, 1999, as compared to the same period a year ago.

         Cash used in investing activities totaled $1.5 million for the three months ended September 30, 1999, and consisted of $1.4 million in subscriber acquisition costs and routine purchases of property and equipment to expand and upgrade our network.

         Cash provided by financing activities totaled $99,000 for the three months ended September 30, 1999 and consisted of proceeds of $273,000 from the exercise of stock options by option holders less payments of $174,000 to service long-term obligations.

         We estimate that cash on hand of $3.3 million at September 30, 1999 along with cash provided by operations will be sufficient for meeting our working capital needs for fiscal 2000 with regard to continuing operations in existing markets. Additional financing will be required to fund expansion through acquisitions and marketing.

         We are currently in discussions with various lenders concerning a possible credit facility, but there can be no assurance that we will enter into any facility, and if so, on what terms. In addition, we are currently arranging capital financing to help fund a portion of equipment purchases during the coming year which are estimated to total approximately $1.4 million.

         If additional capital financing arrangements, including public or private sales of debt or equity securities, or additional borrowings from commercial banks, are insufficient or unavailable, or if we experience shortfalls in anticipated revenues or increases in anticipated expenses, we will have to modify our operations and growth strategies to match available funding. In such case, it is likely that our advertising expenditures would be downscaled to a level where positive cash flows are generated from operations. We have no long term advertising commitments, and our scheduled television commercials may be canceled with less than two weeks notice.

RECENT ACCOUNTING PRONOUNCEMENTS

         Effective with the first quarter of 1999, we were subject to the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." This statement had no impact on our financial



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




statements as we do not have any items of "comprehensive income." Also effective with the first quarter of 1999, we were subject to the provisions of Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." We do not believe this statement will have a significant impact on our consolidated financial statements.

YEAR 2000 COMPLIANCE

         The Year 2000 issue relates to computer programs that use two digits rather than four digits to define an applicable year. Software may recognize a date as the year 1900 rather than the year 2000, which could result in system failures or miscalculations, causing disruptions of operations. This could cause a temporary inability to process transactions, send invoices, route our subscribers' Internet traffic or engage in similar normal business activities.

         We have developed a Year 2000 Plan (the "Plan") which is designed to address Year 2000 issues so that we will be prepared for any problems arising from the arrival of the Year 2000. The Plan covers: (i) internally developed and vendor supplied software products which are provided to our subscribers; (ii) network software and hardware, including routing and server components and telephony systems; (iii) network operations and network support systems; (iv) software and hardware components used by our customer care and sales departments; and (v) other office infrastructure components. Additionally, the Plan is designed to identify and assess our third party network service providers and major vendors ("Third Party Systems") in order to develop and implement action and contingency plans where appropriate in connection with these Third Party Systems.

         For the internal systems described above, the Plan requires that we

         1) investigate our internal software and hardware components in order to assess the current state of Year 2000 readiness,

         2) evaluate the resources necessary to upgrade our components to become Year 2000 ready,

         3) develop and execute action plans to procure the necessary resources and implement fixes to the problems that exist,

         4)       re-evaluate the upgraded components, and

         5)       repeat steps 2 through 4, if necessary.

         For our Third Party Systems, the plan requires that we

         1) investigate the products and services provided by Third Party systems in order to assess the current state of Year 2000 readiness with respect to these external suppliers, including a survey of the publicly available statements issued by vendors of those systems,

         2) inquire of our Third Party Systems as to their plans to remedy any outstanding issues, if any, relating to Year 2000 readiness,

         3) evaluate alternatives to existing Third Party Systems relationships in cases where Year 2000 readiness is questionable, and

         4)       take the appropriate steps to become Year 2000 ready.




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




         In addition to the preparation work on both internal and external systems, the Plan also details contingency plans which are designed to deal with unanticipated Year 2000 issues, should they arise.

State of Readiness

         To date, we have experienced no material Year 2000 problems that could harm or threaten to harm our business. Our software products, network applications and system hardware components were tested and continue to be monitored. The few problems relating to Year 2000 testing that we experienced were addressed through upgrades or replacements. Additionally, we investigated our Third Party Systems to assess their Year 2000 readiness, and upgraded or replaced noncompliant Third Party Systems.

         We supply our subscribers with a software package that, among other things, allows subscribers to access our services. The software package consists of internally developed software which is bundled with third party software (collectively, the "Installation Package"). We believe that the current version of our software package is Year 2000 ready. In addition, we believe that substantially all of our customer base is presently using a version of the Installation Package that is Year 2000 ready.

         Our network components consist primarily of routers and servers. Routers function as network traffic coordinators and determine the paths that individual packets of data will take to get from point A to point B. The primary component of router functionality is the software which manages the data traffic. We believe that the current version of the software within the routers is Year 2000 ready. Servers act as the processing centers for the management of information. Our servers generally utilize the UNIX operating system or internally developed systems, all of which we believe are currently Year 2000 ready. The software component of our telephone system, which manages all inbound and outbound phone and fax capabilities, was upgraded, and we believe it is currently Year 2000 ready.

         Our NOCC monitors the internal and external network operations using specialized software provided by Third Party Systems. Our network operations software has been upgraded and we believe that it is currently Year 2000 compliant.

         Our customer care and sales departments utilize standardized desktop computers to interact with our internal data systems. We do not believe that significant issues exist relating to our customer care and sales departments' systems. Other office infrastructure includes, among others, our administrative computer systems, fax machines and copiers. We do not expect significant Year 2000 issues to exist with these devices.

Costs

         We have incurred expenses of approximately $85,000 in connection with the implementation of the Plan. We do not expect to incur significant additional expenses related to the execution of the Plan.

Risks

         Although we have experienced no significant Year 2000 problems to date, they could still occur. Our failure to correct a material Year 2000 problem could result in a complete failure or degradation of the performance of our network or other systems, including the disruption of operations, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Presently, however, we believe that our most reasonably likely worst case scenario related to the Year 2000 is associated with third party services. Specifically, we are heavily dependent on a significant number of third party vendors to provide network services. A significant Year 2000-related disruption of the network services provided by Third Party Systems could cause subscribers to seek alternative providers or cause an unmanageable burden on operations, liquidity and financial condition. We are not presently aware of any Third Party Systems issue that is likely to result in such a disruption.

Contingency Plans

         We believe that we have assessed the risks involved with the Year 2000 issue and have established procedures to minimize any effect of an unidentified or Third Party Systems-created Year 2000 problem. These procedures include identifying recovery strategies and providing personnel on duty or on call during the transition period specifically trained to deal with software failures and Third Party Systems failures, should they occur.

         The estimates and conclusions herein contain forward-looking statements and are based on our best estimates of future events. Our expectations about risks, future costs and the timely completion of our Year 2000 efforts are subject to uncertainties that could cause actual results to differ materially from what has been discussed above. Factors that could influence risks, amount of future costs and the effective timing of remediation efforts include our success in identifying and correcting potential Year 2000 issues and the ability of Third Party Systems to appropriately address their Year 2000 issues.

SAFE HARBOR STATEMENT

         The following "Safe Harbor" Statement is made pursuant to the Private Securities Litigation Reform Act of 1995. Certain of the Statements contained in the body of this Report are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. With respect to such forward-looking statements, we seek the protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include, without limitation, (1) that we will not retain or grow our subscriber base, (2) that we will fail to be competitive with existing and new competitors, (3) that we will not be able to sustain our current growth, (4) that we will not adequately respond to technological developments impacting the Internet, and (5) that needed financing will not be available to us if and as needed. This list is intended to identify certain of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere herein. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed cautionary statements included in our other publicly filed reports and documents.






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




                                    BUSINESS

GENERAL

         Internet America is an ISP that provides a wide array of Internet services tailored to meet the needs of individual and business subscribers. As of November 30, 1999, we served approximately 145,000 subscribers in the southwestern United States. Our business model is to create high user density in each geographic area we serve, which allows us to realize substantial marketing and operating efficiencies.

         Internet America was incorporated in 1994 and has operated as an ISP since inception. Our subscriber base has grown from approximately 47,900 at June 30, 1997, to approximately 61,600 at June 30, 1998, and to approximately 145,000 at November 30, 1999.

RECENT ACQUISITIONS

         On November 22, 1999, we acquired all of the outstanding shares of PDQ.Net, Incorporated, a Houston-based ISP ("PDQ"), in a stock-for-stock transaction. Under the agreement, we issued 2,425,000 shares of Common Stock in exchange for all the outstanding stock of PDQ. We also issued options to purchase 352,917 shares of Common Stock with a weighted average exercise price of $1.62 per share in replacement of all of the outstanding stock options of PDQ. The transaction will be accounted for as a purchase. PDQ is a wholly owned subsidiary of Internet America and constitutes the majority of our Houston operations.

         On August 9, 1999, we acquired certain Texas dial-up subscribers of Pointe Communications Corporation, Inc., a Nevada corporation. The consideration for that transaction consisted of up to $2,000,000 in cash, half of which was paid upon closing. The remaining payment is contingent on the actual number of subscribers that successfully transition to our service.

         On July 28, 1999, we acquired the subscribers of INTX Networking, L.L.C., a Texas limited liability company. The consideration for that transaction consisted of up to $380,600 in cash, half of which was paid upon closing. The remaining payment is contingent on the actual number of subscribers that successfully transition to our service.

         On July 26, 1999, we acquired the subscribers of King Dinosaur, Inc. d/b/a KDi Internet Solutions, a Texas corporation. The consideration for that transaction consisted of up to $464,800, half of which was paid upon closing. The remaining payment is contingent on the actual number of subscribers that successfully transition to our service.

         On June 30, 1999, we acquired all the outstanding common stock of NeoSoft, Inc., an ISP in Houston, Texas, for $8.3 million. Assets of NeoSoft include approximately 9,000 individual and corporate Internet access accounts, including customer support and network operations facilities in Houston and New Orleans. This transaction was accounted for as a purchase.

         On January 29, 1999, we acquired the net assets of CompuNet, Inc., a Dallas-based Internet service provider with a concentration of business clients, in exchange for 16, 910 shares of Common Stock. On February 18, 1999, we acquired all of the outstanding securities of CyberRamp, L.L.C., a Dallas-based Internet service provider with approximately 16,000 customers, in exchange for 365,725 shares of Common Stock. These combinations were accounted for as poolings-of-interests. As a result, our financial statements have been restated to include the accounts and results of operations of CompuNet and CyberRamp.

INDUSTRY OVERVIEW

         Internet access and related value-added services ("Internet services") represent one of the fastest growing segments of the telecommunications services marketplace. Industry analysts predict that in 2000, the United States Internet user population will reach 137 million and worldwide will exceed 274 million.
In addition, by the end of 2000, over 1 in 10 online households - about 2.5 times the number in 1999 - are projected to have high speed Internet access.



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




Declining prices in the PC market, continuing improvements in Internet connectivity, advancements in Internet navigation technology, and the proliferation of services, applications, information and other content on the Internet have attracted a rapidly growing number of users.

         Numerous companies have moved to enter the Internet services market, such as (1) telecommunications services providers, including national and regional interexchange carriers, incumbent local exchange carriers ("LECs") and competitive LECs, (2) online commercial information service providers, (3) computer hardware and software providers, (4) cable television operators and (5) national, regional and local companies that focus primarily on providing Internet services. These companies pursue a wide variety of business strategies. For example, cable television operators, who are not required to grant third party ISPs access to their local networks, are deploying high-speed cable modems among their subscribers. Incumbent and competitive LECs, which generally provide third party ISPs access to their local networks, are deploying high-speed data transmission technologies such as xDSL to support the provision of Internet services.

         Of the numerous ISPs in the United States, some have chosen to focus on business subscribers, others on individual subscribers. Most national ISPs have made a major investment in network infrastructure in anticipation of future high subscriber growth. As a result, the average national ISP has been experiencing an extended period of losses as it works to build a profitable base of subscribers in each of the many markets it serves. In addition to these losses, national ISPs are exposed to a high level of technological obsolescence risk as Internet access technology continues to evolve. At the other end of the spectrum, many regional and local ISPs, which have a much lower investment in network infrastructure, lack the marketing skills and resources to build a critical mass of subscribers.

STRATEGY

         Our business model is to create high user density in each geographic area we serve, which allows us to realize substantial marketing and operating efficiencies. Our growth strategy focuses on continuing to add customers in existing markets and quickly building a critical mass of subscribers in new markets.

         Elements of our growth strategy include:

                  Strategic and Add-On Acquisitions to Rapidly Acquire a Critical Mass of Subscribers. We pursue strategic acquisitions to launch our entry into new markets and pursue add-on acquisitions in our existing markets.

                  Aggressive Use of Advertising to Build the Internet America Brand. We use two of the more effective and efficient advertising media -- television and outdoor billboards -- to acquire subscribers quickly and build brand awareness. See "-- Marketing," below.

                  Attract New Subscribers and Migrate Existing Subscribers to Our Expresslane DSL and Bullet DSL Products. We will emphasize our DSL products in marketing efforts to increase our total subscriber base and our average revenue per subscriber.

                  Cost-Effective Development of Network Infrastructure. We deploy network infrastructure in a disciplined manner to achieve substantial economies of scope and scale. With our "Virtual POP" architecture, we can provide local access services without investing in additional physical infrastructure. See "-- Infrastructure," below.

                  Development of Value-Added Revenue Streams. We continue to develop value-added revenue streams such as dedicated broadband connectivity, news access and Web hosting. In addition, we continue to evaluate other value-added service opportunities such as Internet telephony. We believe that a user dense, regional customer base provides an excellent platform for the introduction of new value-added services, taking advantage of existing brand awareness and economies of scale.

SERVICES

         We offer Internet services tailored to meet the needs of both individual and business subscribers. Our primary service offerings are dial-up and broadband Internet access, as well as related value-added services. For our business subscribers, we offer dedicated high speed Internet access, Web hosting and other services. Our services are offered in several different packages to provide subscribers a broad range of choices to satisfy their Internet needs. The majority of our subscribers have month-to-month subscriptions. Most subscribers are billed through automatic charges to their credit cards or bank account. We offer discounts on most of our services for subscribers who prepay for their services.

         Internet Access. Our most popular service is a dial-up Internet access package, which includes basic Internet access and related Internet applications such as World Wide Web, e-mail, Internet relay chat (IRC), file transfer protocol (FTP), and USENET news access. Available value-added services include multiple e-mail mailboxes, filtered Internet access, global roaming services, Internet call waiting functionality, personalized e-mail addresses and personal Web sites.

         USENET. Our Airnews.net product provides access to Internet America's newsgroup services for subscribers of other Internet services and on a wholesale basis to other businesses or ISPs. As of January 5, 2000, there were approximately 5,400 Airnews.net subscribers.

         High Speed Connectivity. In addition to offering dial-up and dedicated analog access, we also offer DSL (Digital Subscriber Line) service for consumers and businesses, dedicated ISDN access and full and partial T-1 connectivity, which can service hundreds of users at once.

         DSL Service. Our Expresslane DSL and Bullet DSL products provide high-speed Internet access over existing telephone lines, and may allow subscribers to simultaneously use a single telephone line for voice service and for access to the Internet. In addition, the products provide an "always on" connection thereby removing wait times associated with dialing into a network. The Expresslane DSL and Bullet DSL products offer our residential and business subscribers a cost-effective way to substantially increase the speed at which they access the Internet.

         Web Services. We offer Web hosting through our Airweb.net service and through PDQ for businesses and other organizations that wish to create their own World Wide Web sites without maintaining their own Web servers and high-speed Internet connections. Web hosting subscribers are responsible for building their own Web sites and then uploading the pages to an Internet America or PDQ Web server. This Web hosting service features state-of-the-art servers for high speed and reliability, a high quality connection to the Internet, specialized customer support and advanced services features, such as secure transactions and site usage reports.

CUSTOMER CARE

         Our goal of 100% customer satisfaction begins with providing superior systems and network performance. We focus on scalability, reliability and speed in the technical design and maintenance of our systems. In addition to the provision of superior systems and network performance, we emphasize high quality customer care and technical support. We strive to retain our subscribers by prompt response to customer problems.

         Individuals accessing the Internet have many different hardware configurations and varying levels of computer sophistication. Consequently, our customer care departments must be able to efficiently and effectively address:




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




         -        problems affecting a variety of hardware systems,
         - start-up or other basic problems of new subscribers or new Internet users, and
         - highly technical issues that sophisticated users may encounter.

         We have customer care departments in our Dallas facilities consisting of approximately 70 employees and in our PDQ Houston facilities consisting of approximately 55 employees. Our Dallas customer care department is available to subscribers 24-hours-a-day, 7-days-a-week. Both departments are organized in tiers designed to respond to varying types of support needs. In addition to diagnosing and resolving subscribers' technical problems, our customer care departments answer questions about account status, respond to software requests and provide configuration information.

         Subscribers can access customer support services through a local telephone number or by e-mail. We maintain on our Web site a comprehensive description of our customer care services, as well as troubleshooting tips and configuration information. Additionally, we offer our subscribers free educational classes, which are held weekly in our Dallas office. Subscribers can also obtain recorded system and network status reports at any time and review extensive system and network performance on the World Wide Web.

MARKETING

         Our marketing strategy focuses on rapid penetration of high density urban markets in order to acquire a critical mass of subscribers to support profitable operations. Our approach combines direct response marketing and brand building advertising. We use a variety of mediums to communicate our marketing message, including television, outdoor billboards, print, radio, direct mail and on-line marketing activities. Because we believe that the demand for high-speed connectivity is growing, our future advertising will focus almost exclusively on our DSL products.

INFRASTRUCTURE

         Our network provides subscribers with local dial-up and broadband (DSL) access in all major metropolitan areas of Texas, as well as dial-up access in several smaller communities. Our systems and network infrastructure is designed to provide reliability and speed. Reliability is achieved through redundancy in mission critical systems that minimizes the number of single points of failure. Speed is achieved through clustered systems, diverse network architecture, multi-peered Internet backbone connections and aggressive load balancing.

         Physical and Virtual POPs. Subscribers dial a local phone number and connect to one of our POPs, consisting of inbound telephone lines, modems and related computer equipment. The POPs are either facilities owned by Internet America or "Virtual POPs" owned by telecommunication companies. Virtual POP architecture allows us to provide local access services without deploying additional physical infrastructure. The Virtual POP architecture enables subscribers to dial a local phone number and connect to a modem owned and housed by a telecommunications provider. The subscriber's data call is then routed across leased lines to our internal network. Unlike simply leasing network capacity from a third-party provider, the Virtual POP architecture allows us to maintain substantial control over quality of service and capacity. The benefits of this architecture include substantially reduced capital expenditures, lower operating costs and reduced exposure to technological obsolescence. In addition, when entering new markets, the Virtual POP architecture allows us to more precisely match capacity needs to actual sales in that market.

         Internal Network Infrastructure. Subscribers enter our network from either the physical POP or Virtual POP. Our primary internal network is designed to maximize sustained high-speed traffic and provide both resiliency to failure and redundancy. Our network incorporates safety features to separate internal data from external sources and provides protection against catastrophic network failure. Our facilities are powered by a computer controlled uninterruptible power supply that provides battery backup, surge protection and power conditioning. An automatic onsite diesel generator provides power for prolonged power outages.



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




         We also maintain a Network Operations Control Center ("NOCC") in Dallas, which is staffed 24 hours a day. The NOCC is responsible for monitoring the status of all networking facilities, components, applications and equipment deployed throughout our infrastructure. The NOCC is responsible for operational communications among internal departments and is also responsible for communication with external service providers. Sophisticated historical and statistical analysis software used in the NOCC provides data about the quality of service most subscribers are experiencing, as well as information to help control costs by purchasing additional bandwidth and services only when needed.

         We maintain our applications on a variety of systems from a number of vendors. The major applications, such as e-mail and news access services, utilize a network of servers which are connected directly to our internal network backbone and to our high-availability network file server. We deploy PC style hardware in clusters for distributing the load of other applications and providing fault-tolerance against application failure. These distributed applications are housed on low cost, easily obtainable components with minimal interdependency.

         Management Information Systems. Our MIS department uses a near real-time customer database, billing and flow-through fulfillment system to handle all customer contact and billing information for the services we provide. The system maintains access controls for the authentication servers and various applications. The system also creates customer invoices and automatically processes credit card charges and automatic check handling. Our PDQ subsidiary uses a similar system, while our NeoSoft subsidiary uses a database to hold customer information but provisions services manually. We are currently transitioning to an integrated financial and information reporting system that will include all subsidiaries, automate many additional functions and provide financial, marketing and management reports.

TECHNOLOGY AND DEVELOPMENT

         Although we do not focus a significant amount of resources on creating new technologies, we continuously evaluate new technologies and applications for possible introduction or incorporation into our services. In the fourth quarter of fiscal 1999, we deployed Expresslane DSL and Bullet DSL, high-speed connectivity technologies, in our established markets. These DSL products use existing twisted copper pair wire running from a local exchange carrier's central office to a subscriber's home or office to provide high-speed connectivity. High-speed connectivity is essential to the commercially viable deployment of new, value-added services such as Internet telephony, particularly VoIP, video and audio programming distribution and other high-bandwidth, low-latency applications. We believe that we are well positioned to efficiently market and deploy our DSL products and other new, value-added services due to the high density of our subscriber base.

PROPRIETARY RIGHTS

         General. We believe that our success is more dependent upon technical, marketing and customer service expertise than upon our proprietary rights. However, our success and ability to compete are dependent in part upon proprietary rights. We rely on a combination of copyright, trademark and trade secret laws. "Internet America," "1-800-Be-A-Geek," "PDQ.Net," "Airmail.net" and "Airweb.net" are registered service marks of Internet America or its subsidiaries. Service mark applications are pending for the registration of "Airnews.net," "Expresslane DSL," their respective logos and the Internet America logo.

         There can be no assurance that the steps we take will be adequate to prevent the misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

         Licenses. We have obtained authorization to use the products of each manufacturer of software that we bundle in our front-end software product for Windows and Macintosh subscribers. The particular applications included in our start-up package have, when necessary, been licensed. We intend to maintain or negotiate renewals of all existing software licenses and authorizations as necessary. We may also want or need to license other applications in the future. Other applications included in our start-up packages are shareware that we have obtained permission to distribute or that are from the public domain and are freely distributable.

COMPETITION

         The market for the provision of Internet access to individuals is extremely competitive and highly fragmented. There are no substantial barriers to entry, and we expect that competition will continue to intensify. We believe that the primary competitive factors determining success in this market are:

         -        a reputation for reliability and service,
         -        pricing,
         -        access speed,
         -        effective customer support,
         -        access to capital,
         -        creative marketing,
         -        easy-to-use software, and
         -        geographic coverage.

         Our current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we have. We currently compete or expect to compete with the following types of Internet access providers:

         -        commercial online service providers, such as America Online;
         -        national ISPs, such as MindSpring, EarthLink and Prodigy;
         -        numerous regional and local ISPs;
         -        computer hardware and software companies, and other technology companies, such as IBM, Microsoft, Dell and Gateway;
         -        national telecommunications providers, such as AT&T, Qwest,
                  MCI WorldCom and Sprint;
         -        regional telecommunications providers, such as SBC
                  Communications;
         -        cable operators, such as Time Warner, Inc. and AT&T;
         -        wireless communications companies;
         -        satellite companies; and
         -        nonprofit or educational Internet access providers.

         We believe that new competitors, including large computer hardware and software, media and telecommunications companies, will continue to enter the Internet services market. In addition, as consumer awareness of the Internet grows, existing competitors are likely to further increase their emphasis on Internet access services, resulting in even greater competition. The ability of these competitors or others to enter into business combinations, strategic alliances or joint ventures or to bundle services and products with Internet access could put us at a significant competitive disadvantage.

         We face increased competition from certain ISPs, including NetZero, Juno Online Services, and Freei.Net, that provide free Internet access to consumers. Under this "free access" business model, revenues are derived primarily from companies that place advertisements in small banners or windows on users' computer screens while they are online. Subscribers are generally required to provide demographic information which is used by advertisers to deliver targeted messages to the users' screens that cannot be closed or removed. ISPs employing this business model could continue to attract a sizable number of users and exert pressure on prices.

         All of the major long-distance companies offer Internet access services and compete with us. Local exchange carriers, including regional Bell operating companies and competitive local exchange carriers, have also entered the Internet service provider market. We believe long-distance and local carriers are moving toward horizontal integration through acquisitions of, and joint ventures with, Internet service providers. Accordingly, we expect to experience increased competition from the traditional telecommunications carriers for both customers and potential acquisitions. Many of these telecommunications carriers have greater coverage and market presence, as well as substantial financial, technical and marketing resources. These telecommunications providers may have the ability to bundle Internet access with basic local and long-distance voice services. This bundling of services may make it difficult for us to compete effectively and may cause us to lower our prices.

         We expect to face competition in the future from companies that provide connections to consumers' homes, including national and regional telecommunications providers, cable companies, electric utility companies and terrestrial and satellite wireless communications companies. For example, cable television operators offer Internet access through their cable facilities at significantly faster rates than existing analog modem speeds. These companies include Internet access in the basic bundle of services, or offer such access for a nominal additional charge, and could prevent us from delivering Internet access through wire and cable connections owned by these competitors. This could negatively affect our business, financial condition and results of operations.

         To date, the Federal Communications Commission ("FCC") has not elected to force cable television companies to give ISPs access to their broadband facilities, though a few local governments have voted to impose such a requirement. Our ability to compete with cable television companies may depend on future legislation or regulations guaranteeing open access to their broadband networks.

GOVERNMENT REGULATION

         We provide Internet access through transmissions over public telephone lines. These transmissions are governed by state and federal regulatory policies establishing charges and terms for communications. We are not currently subject to direct regulation by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet access providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the 1996 Telecommunications Act. This finding is important because it means that we are not subject to regulations that apply to telephone companies and similar carriers. In addition, we are not required to contribute to the universal service fund, which subsidizes telephone service for rural and low income consumers and supports Internet access among schools and libraries. The FCC action may also discourage states from regulating Internet access providers as telecommunications carriers or imposing similar subsidy obligations.

         Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, in the same report to Congress, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone services should be subject to the universal service support obligations discussed above, or should pay carrier access charges on the same basis as traditional telecommunications companies. Access charges are assessed by local telephone companies to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. Access charges have been a matter of continuing dispute, with long distance companies asserting that the rates are substantially in excess of cost and local telephone companies arguing that access rates are justified to subsidize below-cost local telephone rates to end users and other purposes. Both local and long distance companies, however, contend that Internet-based telephony should be subject to these charges. We do not offer telephony services currently, and so we are not directly affected by these policies. If we offer telephony in the future, we may be affected by these issues. Additionally, we cannot predict whether these debates will cause the FCC to reconsider its current policy of not regulating Internet access providers.

         In a Notice of Proposed Rulemaking Adopted on August 6, 1998, the FCC proposed that if an incumbent local exchange carrier ("LEC") established a separate affiliate to pursue the deployment of advanced telecommunications services such as xDSL and that affiliate interconnected with the LEC's network on the same terms and conditions as the LEC's competitors did, then the affiliate would not be subject to the unbundling requirement that applied to the LEC. If the FCC ultimately adopted this proposal or similar proposals, our access to xDSL and other high-speed data transmission methods could be curtailed. This could have a material adverse effect on our business, financial condition and results of operations.

         Currently, our services are subject to Texas state sales taxes at a rate of 8.25% of gross receipts. Accordingly, we are responsible for collecting and remitting the taxes to the state. Due to new Texas sales tax statutes, effective on October 1, 1999, the first $25 per month of the Internet access service fee collected from each customer is exempt from sales taxes.

         We have limited control over our subscribers' online practices and the information passed through and stored on our systems. We may be liable for information disseminated through our network. A number of lawsuits have sought to impose liability on Internet service providers for defamatory speech and infringement of copyrighted materials. The possible imposition of liability on Internet service providers for materials disseminated through their systems could require us to implement measures to reduce our exposure. These measures, as well as existing and proposed federal and state legislation, may require the expenditure of substantial resources or the discontinuation of some product or service offerings.

         In addition, the Communications Decency Act of 1996 imposes fines on any entity that: (1) by means of a telecommunications device, knowingly sends indecent or obscene material to a minor; (2) by means of an interactive computer service sends or displays indecent material to a minor; or (3) permits any telecommunications facility under such entity's control to be used for the purposes detailed above. The standard for determining whether an entity acted knowingly has not been established. Certain defenses to liability under the statute are available but may not apply. Although we do not actively monitor the content of our subscribers' Internet transmissions, a court may determine that we have knowledge of such content. Although no such claims or lawsuits have been asserted against us to date, there can be no assurance that if we were prosecuted that any defenses to liability would be applicable.

         Due to the increasing popularity and use of the Internet, it is possible that additional federal, state or other laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. We cannot predict the impact, if any, that any future regulatory changes or developments may have on our business, financial condition and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on our business, financial condition and results of operations.

PROPERTIES

         Our corporate headquarters are located in downtown Dallas at One Dallas Center, 350 N. St. Paul, Suite 3000, where all executive functions exist. We lease approximately 31,000 square feet in Dallas, Texas and approximately 36,000 square feet in Houston, Texas under multiple leases. All systems, sales and technical support functions take place in our Dallas and Houston facilities. We also lease small equipment room facilities for each of our other physical

POPs in Texas and Louisiana. We do not own any real estate. We believe that all of our facilities are adequately maintained and suitable for their present use.

EMPLOYEES

         As of January 5, 2000, we employed approximately 280 people, almost all of which are full time employees. We anticipate that the development of our business will require that we hire additional employees. None of our current employees are represented by a labor organization, and we consider employee relations to be good.

LEGAL PROCEEDINGS

         We are not involved in any material pending legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The names, ages and positions of the executive officers and directors of the Company, are:


         NAME                               AGE   POSITION
--------------------                        ---   --------
Michael T. Maples........................   43    President, Chief Executive Officer and Director (Class III)
Ernest D. Rapp...........................   38    Vice President and Chief Operating Officer
James T. Chaney..........................   43    Vice President, Chief Financial Officer and Treasurer
John James Stewart III...................   40    Vice President-Customer Care
Elizabeth Palmer Daane...................   33    Vice President, General Counsel and Secretary
Marc Ladin...............................   29    Vice President - Marketing
Bobby R. B. Manson.......................   43    Vice President - Network Operations
William O. Hunt(1)(2)....................   65    Chairman of the Board (Class III)
William E. Ladin, Jr.....................   58    Vice Chairman of the Board (Class II)
Jack T. Smith(1)(2)......................   45    Director (Class II)
Gary L. Corona(1)(2).....................   47    Director (Class I)

----------

(1)      Member of the Compensation Committee.
(2)      Member of the Audit Committee.

         The Board of Directors is divided into three classes, as nearly equal in size as possible, with staggered terms. Each class serves a term of three years, with the term of office of one class expiring each year at the Annual Meeting of Shareholders. The term of office of directors in Class I will expire at the 2000 Annual Meeting, the term of office of directors in Class II will expire at the 2001 Annual Meeting, and the term of office of directors in Class III will expire at the 2002 Annual Meeting. Directors are elected to a class to hold office for a term of three years or until their successors are duly elected and qualified. Officers serve at the discretion of the Board of Directors.

         MICHAEL T. MAPLES has served as President and Chief Executive Officer since March 1997 and has served as a director since April 1997. Mr. Maples joined us in September 1996. Prior to joining us, Mr. Maples was Vice President of Westcott Communications, Inc., a provider of educational, motivational and instructional programming for various industries via satellite delivered television or videotape. From 1988 to 1996, Mr. Maples was the General Manager of the Automotive and Government Services business units of Westcott Communications, Inc.

         ERNEST D. RAPP has served as our Vice President and Chief Operating Officer since November 1999. Prior to joining us, Mr. Rapp was the Chief Financial Officer of PDQ since January 1999. From 1996 until joining PDQ, Mr. Rapp was Chief Financial Officer and Chief Operating Officer of The Forefront Group, Inc, a Houston Internet company which was sold to CBT Group, PLC. From 1988 until 1996, Mr. Rapp was Executive Vice President and Chief Financial Officer of Information Publishing Corporation, a 1990 Inc. 500 firm specializing in high technology niche market publishing and trade-show management.

         JAMES T. CHANEY joined us in December 1997 as Chief Financial Officer, and has served as Vice President, Chief Financial Officer and Treasurer since February 1998. Prior to joining us, Mr. Chaney was Tax Manager at Judd, Thomas, Smith & Co., CPAs, Dallas, Texas, where he managed the tax department and performed tax and financial planning for clients in the real estate and oil and gas industries. From 1990 to 1994, he was self-employed as a Certified Public Accountant.

         JOHN JAMES STEWART III has served as Vice President - Customer Care since May 1997. Mr. Stewart joined us in September 1995 as the Director of Technical Support, and has also served as Director of Training and Customer Retention Officer. From February 1993 until joining us, Mr. Stewart was employed by Toys R Us. While at Toys R Us, he served as Assistant Store Director and Department Manager.

         ELIZABETH PALMER DAANE joined us in August 1999 as Vice President, General Counsel and Secretary. From September 1992 until joining us, Ms. Daane was an attorney at the law firm of Jackson Walker LLP, where she specialized in corporate and securities law.

         MARC LADIN joined us in November 1999 as Vice President - Marketing. Prior to joining us, Mr. Ladin was the Director of Marketing of PDQ since June 1997. From January 1995 until joining PDQ, Mr. Ladin was a Business Development Manager for Compaq Computer Corporation, where he helped establish Compaq's first Internet division and Internet partnerships with leading technology companies, including Microsoft, PointCast and Marimba. Mr. Ladin is the son of William E. Ladin, Jr., the Vice Chairman of our Board.

         BOBBY R. B. MANSON has served as our Vice President - Network Operations since January 2000. He has been with us since February 1999 as Director of Network Engineering and from April 1995 to February 1997 as Vice President of Network Operations. From April 1998 to February 1999, Mr. Manson was Director of Operations of Allegiance Telecom, Inc. Prior to that, Mr. Manson was acting Vice President of Dallas Operations of Winstar Wireless from October 1997 to April 1998 and Regional Director of Operations of Advanced Radio Telecom from February 1997 to October 1997. Prior to joining Internet America in April 1995, Mr. Manson was a manager in the technical operations department of Metropolitan Fiber Systems (now a part of MCI WorldCom).

         WILLIAM O. HUNT has served as our Chairman of the Board and as one of our directors since May 1995. Mr. Hunt is currently Chairman of the Board and director of Intellicall, Inc., a diversified telecommunications company providing products and services to pay telephone networks on a worldwide basis. From December 1992 to May 1998, Mr. Hunt served as Chief Executive Officer of Intellicall, Inc. From August 1990 to March 1996, Mr. Hunt served as Chairman or Vice Chairman of the Board and director of Hogan Systems, Inc., a designer of integrated online application software products for financial institutions. He is also a director of American Homestar Corporation, Dr. Pepper Bottling Holdings, Inc., The Allen Group, Inc., DSC Communications Corporation and Andrew Corporation.

         WILLIAM E. LADIN, JR. has served as Vice Chairman of our Board of Directors since January 2000. Prior to joining us, Mr. Ladin founded PDQ in 1997 and was its Chief Executive Officer from its inception to its acquisition by us. From 1991 until present, Mr. Ladin served as Chief Executive Officer of Desktop Solutions, Inc. Mr. Ladin is the father of Marc Ladin, our Vice President-Marketing.

         JACK T. SMITH has served as one of our directors since November 1995. Mr. Smith is currently employed by Carl Westcott LLC, a private capital firm. From March 1997 to February 1999, Mr. Smith was President and Chief Operating Officer of Jayhawk Acceptance Corporation, a specialized financial services company. From June 1996 to September 1997, Mr. Smith was employed as an independent business consultant. From 1989 until its acquisition by Primedia, Inc., in June 1996, Mr. Smith was President and Chief Operating Officer of Westcott Communications, Inc. He is also a director of Jayhawk Acceptance Corporation, First Extended Service Corporation and FFG Insurance Company.

         GARY L. CORONA has served as one of our directors May 1998. Mr. Corona is currently employed by Carl Westcott LLC, a private capital firm. From March 1997 to February 1999, Mr. Corona was General Manager of the Automotive Division of Jayhawk Acceptance Corporation. From July 1996 to August 1997, Mr. Corona served as a business consultant for Carl Westcott LLC. From July 1990 until its acquisition by Primedia, Inc., in June 1996, Mr. Corona was Vice President, New Business Development of Westcott Communications, Inc. Mr. Corona is also a director of First Extended Service Corporation and FFG Insurance Company.

BOARD COMMITTEES

         The Board of Directors has two standing committees: the Audit Committee and the Compensation Committee. The functions of these committees and their current members are described below.

         Audit Committee. The Audit Committee reviews the professional services and independence of our independent auditors, as well as the adequacy of our accounting procedures and internal controls. The Audit Committee recommends to the Board of Directors the appointment of the firm selected to be our independent public accountants and monitors the performance of such firm; reviews and approves the results and scope of the annual audit; reviews with management the status of internal accounting controls; evaluates any problem areas having a potential financial impact on us that may be brought to its attention by management, the independent public accountants or the Board of Directors; and evaluates all of our public financial reporting documents. The Audit Committee is comprised of Messrs. Hunt, Smith and Corona.

         Compensation Committee. The Compensation Committee recommends compensation for all executive officers and administers incentive compensation and benefit plans. The Compensation Committee is comprised of Messrs. Hunt, Smith and Corona.

COMPENSATION OF DIRECTORS

         Upon consummation of our initial public offering in December 1998, directors who were not also our employees ("Independent Directors") received an annual retainer upon election to the Board of $6,000 (pro rata for existing Independent Directors for the first partial year) and an additional $750 for each Board meeting attended. All of our directors are reimbursed for travel, lodging and other out-of-pocket expenses in connection with their attendance at Board and committee meetings. Upon initial election to the Board of Directors, each Independent Director will receive a nonqualified option to purchase 22,500 shares of Common Stock (which are immediately exercisable) under the 1998 Option Plan. Independent Directors holding office at the time of our initial public offering received such options as of such date. Following the first anniversary of election to the Board of Directors, and only if such Independent Director continues to be a member of the Board, such director will receive a nonqualified option to purchase 20,000 shares of Common Stock (with such options vesting 25% annually, commencing on the date of issuance and continuing on the first, second and third anniversaries of the date of issuance, subject to such director's continued status as a member of to the Board of Directors, and further subject to the terms and provisions of the 1998 Option Plan).

         On April 20, 1999, we entered into a Consulting Agreement with Mr. Corona as an independent contractor for his services in identifying and contacting potential acquisition candidates for us, as well as such other advisory and management services as our Chief Executive Officer may request from time-to-time. The Consulting Agreement is for a term of four years, but may be terminated by either party upon thirty days prior written notice. As compensation under the Consulting Agreement in April 1999, we granted Mr. Corona an option under the 1998 Option Plan to purchase 75,000 shares of our Common Stock at an exercise price of $25.00 per share. We also agreed to reimburse Mr. Corona for all reasonable and necessary travel and other expenses incurred by him in performing his duties under the Consulting Agreement. In addition, in November 1999 we granted Mr. Corona an option under the 1998 Option Plan to purchase 75,000 shares of Common Stock at an exercise price of $10.00 per share.

         Mr. Ladin, the Vice Chairman of our Board of Directors, provides consulting services to us in the areas of developing strategic relationships, assistance with acquisitions and consultation on consumer marketing. For these services, we pay Mr. Ladin $16,666 per month and reimburse him for his reasonable expenses incurred in fulfilling his duties to us. We also offer him the same benefits offered to our officers and employees.

EXECUTIVE COMPENSATION

         The following table sets forth the information regarding compensation (on an annualized basis) for our Chief Executive Officer and other most highly compensated executive officer (the "Named Executive Officers") for the periods indicated. No other executive officers were compensated over $100,000 in fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                         ANNUAL COMPENSATION               COMPENSATION
                                                   ---------------------------------      ---------------
                                                                                             SECURITIES
                                       Fiscal                           Other Annual         UNDERLYING
     Name and Principal Position        Year          Salary            Compensation           OPTIONS
------------------------------------   ------      ------------         ------------         ----------
Michael T. Maples,                      1999         $115,400                 -                   -
  Chief Executive Officer...........    1998          108,333                 -              157,500(1)

Douglas L. Davis,                       1999          119,200                 -                   -
  Chief Operating Officer (2).......    1998          110,000                 -                   -

-----------------

(1) On March 24, 1998, Mr. Maples was granted an option to purchase 157,500 shares of Common Stock at an exercise price of $1.67 per share.
(2)      Resigned as of December 31, 1999.

         The following table sets forth information regarding the value of stock options outstanding at June 30, 1999 held by each of the Named Executive Officers. No stock options were exercised by the Named Executive Officers in fiscal 1999. There have been no option grants to the Named Executive Officers during the last fiscal year.

                         FISCAL YEAR-END OPTION VALUES


                                         NUMBER OF SECURITIES                     VALUE OF UNEXERCISED
                                        UNDERLYING UNEXERCISED                    IN-THE-MONEY OPTIONS
                                         OPTIONS AT FY END(#)                       AT FY END ($)(1)
                               ---------------------------------------------------------------------------------
             NAME                 EXERCISABLE         UNEXERCISABLE         EXERCISABLE         UNEXERCISABLE
                               ----------------   -------------------    -----------------   -------------------

Michael T.  Maples............      106,875             118,125             $1,838,784            $2,032,341
Douglas L.  Davis(2)..........      112,500                   -              1,935,563                     -

-----------------

(1) The value of the options is based on the difference between the option exercise price of $1.67 per share for all options and $18.875 (which was the closing sales price per share of the Common Stock on June 30, 1999 as reported on Nasdaq) multiplied by the number of shares of Common Stock underlying the option.
(2)      Resigned as of December 31, 1999

1998 NONQUALIFIED STOCK OPTION PLAN

         Our 1998 Nonqualified Stock Option Plan, as amended (the "1998 Option Plan"), was adopted by the Board of Directors and our shareholders on July 13, 1998. The purpose of the 1998 Option Plan is to promote our growth and general prosperity by permitting us to grant to our employees, directors and advisors options to purchase Common Stock. Pursuant to the 1998 Option Plan, we may grant nonstatutory (nonqualified) stock options to our employees, directors and advisors. A total of 800,000 shares of Common Stock have been reserved for issuance under the 1998 Option Plan.

         The Compensation Committee has the authority to select the employees, directors and advisors to whom stock options are granted. Subject to the limitations set forth in the 1998 Option Plan, the Compensation Committee has the sole discretion and authority to determine the persons to whom options shall be granted and the number of shares covered by each option, to interpret the 1998 Option Plan, to establish vesting schedules, to specify the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of the options.

         The maximum term of options granted under the 1998 Option Plan is ten years. Options granted under the 1998 Option Plan are in most cases nontransferable and generally expire within 30 days after the termination of the optionee's services, except in cases when the optionee is terminated "for cause" (as such term is defined therein). In such cases, the option typically expires automatically on the date of termination. In general, if an optionee is disabled or dies, such option may be exercised up to 12 months following such disability or death, unless the Compensation Committee determines to allow a longer period for exercise. In general, if an optionee retires from his or her service to us, such option may be exercised up to three months following such retirement, unless the Compensation Committee determines to allow a longer period for exercise.

         In July 1998, Mr. Corona was issued an option to purchase 22,500 shares of Common Stock at an exercise price of $8.00 per share under the 1998 Option Plan. In December 1998, Messrs. Corona, Hunt and Smith were each issued an option to purchase 22,500 shares of Common Stock at an exercise price of $13.00 per share under the 1998 Option Plan. In April 1999, Mr. Corona was issued an option to purchase 75,000 shares of Common Stock at an exercise price of $25.00 per share under the 1998 Option Plan. In November 1999, Mr. Corona was issued an option to purchase 75,000 shares of Common Stock at an exercise price of $10.00 per share under the 1998 Option Plan. In January 2000, Mr. W. Ladin was issued an option to purchase 22,500 shares of Common Stock at an exercise price of $13.1875 per share under the 1998 Option Plan. We currently have issued and outstanding to our officers options to purchase a total of 92,000 shares of Common Stock at an exercise price of $13.75 per share under the 1998 Option Plan.

         As of January 5, 2000, we have a total of 618,738 options outstanding under the 1998 Option Plan. These options are exercisable at prices ranging from $1.12 per share of Common Stock to $25.00 per share of Common Stock. We have filed a registration statement on Form S-8 for the 800,000 shares of Common Stock reserved for issuance under the 1998 Option Plan.

EMPLOYEE AND CONSULTANT STOCK OPTION PLAN

         Our Employee and Consultant Stock Option Plan (the "Employee and Consultant Option Plan") was approved by the Board of Directors in September 1999 in connection with the acquisition of PDQ. The plan was subsequently approved by our shareholders at a special meeting of shareholders in November 1999. This plan was created in connection with the acquisition of PDQ so that each outstanding PDQ incentive stock option could be exchanged for an incentive stock option to purchase Common Stock. Pursuant to the Employee and Consultant Stock Option Plan, we may grant incentive and nonqualified stock options to our employees, consultants, directors and advisors. A total of 260,063 shares of Common Stock have been reserved for issuance under the Employee and Consultant Option Plan.

         The Compensation Committee has the authority to select the employees, directors and advisors to whom stock options are granted. Subject to the limitations set forth in the Employee and Consultant Option Plan, the Compensation Committee has the authority in its discretion to determine the persons to whom options shall be granted and the number of shares covered by each option, to interpret the plan, to establish vesting schedules, to specify the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of the options.

         The maximum term of options granted under the Employee and Consultant Option Plan is ten years, except that the term of an incentive stock option granted to an optionee owning more than ten percent of the voting stock of Internet America may not exceed five years. Options granted under the plan are in most cases nontransferable and generally expire within 90 days after the termination of the optionee's services. In general, if an optionee is disabled or dies, such option may be exercised up to 12 months following such disability or death.

         In June 1998, Mr. W. Ladin was issued an incentive option to purchase shares of PDQ, which was amended in November 1999 to become an incentive option to purchase 61,388 shares of Common Stock at an exercise price of $1.23 per share, 49,388 of which are currently outstanding. We currently have issued and outstanding to our officers incentive options to purchase a total of 50,227 shares of Common Stock at exercise prices ranging from $1.48 to $2.69 under the Employee and Consultant Stock Option Plan.

         As of January 5, 2000, we have a total of 235,317 options outstanding under the Employee and Consultant Option Plan. These options are exercisable at prices ranging from $1.12 per share of Common Stock to $2.69 per share of Common Stock. We have filed a registration statement on Form S-8 for the 260,063 shares of Common Stock reserved for issuance under the Employee and Consultant Option Plan.

1996 INCENTIVE STOCK OPTION PLAN

         Our 1996 Incentive Stock Option Plan (the "1996 Option Plan") was adopted by the Board of Directors and our shareholders in December 1996. Pursuant to the 1996 Option Plan, we may grant incentive and nonstatutory (nonqualified) stock options to our key employees and directors. A total of 225,000 shares of Common Stock have been reserved for issuance under the 1996 Option Plan.

         The Compensation Committee has the authority to select the employees and directors to whom stock options are granted. Subject to the limitations set forth in the 1996 Option Plan, the Compensation Committee has the sole discretion and authority to determine from time to time the persons to whom options shall be granted and the number of shares covered by each option, to interpret the 1996 Option Plan, to establish vesting schedules, to specify the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of the options.

         The maximum term of options granted under the 1996 Option Plan is ten years. The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $100,000 per incidence. Options granted under the 1996 Option Plan are in most cases nontransferable and generally expire within three months after the termination of the optionee's services to us. In general, if an optionee is disabled, dies or retires from his or her service to us, such option may be exercised up to 12 months following such disability or death, unless the Compensation Committee determines to allow a longer period for exercise.

         The exercise price of incentive stock options must be not less than the fair market value of the Common Stock on the date of grant. The exercise price of incentive stock options granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant. The term of those options cannot exceed five years.

         As of January 5, 2000, we have a total of 30,589 options outstanding under the 1996 Option Plan. These options are exercisable at $1.67 per share of Common Stock. The exercise price of such options was adjusted from

$3.33 per share to $1.67 per share on March 24, 1998 by the Board of Directors. We have filed a registration statement on Form S-8 for the 225,000 shares of Common Stock reserved for issuance under the 1996 Option Plan.

NONQUALIFIED STOCK OPTIONS

         Mr. Maples was granted an option to purchase 67,500 shares of Common Stock at an exercise price of $3.33 per share on October 27, 1996. The exercise price of this option was adjusted to $1.67 per share by the Board of Directors on March 24, 1998. Additionally, on March 24, 1998, Mr. Maples was granted an option to purchase 157,500 shares of Common Stock at an exercise price of $1.67 per share. On April 5, 1996, Messrs. Hunt and Smith were each granted an option to purchase 22,500 shares of Common Stock at an exercise price of $1.67 per share. On December 15, 1995, Mr. Davis, a former officer, was granted an option to purchase 112,500 shares of Common Stock at an exercise price of $1.67 per share, all of which have been exercised. Other officers currently hold options to purchase a total of 130,851 shares of Common Stock at an exercise price of $1.67 per share. All of the options described in this paragraph are nonqualified stock options.

         Additionally, on October 27, 1996, 215,026 nonqualified options were granted to certain of our founders at an exercise price of $3.33 per share in connection with such founders' pledge of their Internet America stock to guarantee the bridge loan from First Computer Services Corporation. The exercise price of these options was adjusted to $1.67 per share by the Board of Directors on March 24, 1998.

         As of January 5, 2000, we have a total of 546,563 nonqualified options outstanding. These options are exercisable at prices ranging from $0.09 per share of Common Stock to $3.33 per share of Common Stock. We have filed registration statements on Form S-8 for 1,110,250 shares of Common Stock in connection with non-qualified stock options granted to certain current and former officers, directors and employees.

EMPLOYEE STOCK PURCHASE PLAN

         On April 20, 1999, our Board of Directors approved the Employee Stock Purchase Plan subject to shareholder approval, which was received at our 1999 annual meeting of shareholders. The purpose of the Employee Plan is to provide eligible employees with an opportunity to purchase Common Stock through accumulated payroll withholding amounts and to thereby acquire or increase their proprietary interest in us. The Employee Plan provides that 200,000 shares of Common Stock will be reserved for offerings under the Employee Plan, subject to adjustment upon the occurrence of certain events. To the extent Common Stock is available for purchase by eligible employees under the Employee Plan, we may make consecutive quarterly offerings of Common Stock, but we reserve the right to terminate the Employee Plan at any time. The provisions of the Employee Plan are intended to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended, and to comply with Section 16(b) of the Securities Exchange Act of 1934, as amended. The Employee Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and is not a qualified plan under Internal Revenue Code Section 401(a). The Employee Plan is administered by the Board of Directors or by a committee of individuals, who may be our officers, appointed from time to time by the Board of Directors.

         Under the Employee Plan, eligible employees are granted an option to purchase the greatest number of whole shares of our Common Stock that may be purchased with the amount elected by the eligible employee to be withheld from the eligible employee's after-tax base pay, up to 10% of the before-tax base pay, during a calendar quarter. An eligible employee may not purchase more than $25,000 in value of Common Stock under the Employee Plan during any calendar year. The price paid for each share of Common Stock under the Employee Plan is the lesser of (1) 85% of the fair market value of a share of Common Stock on the first day of each calendar quarter, or (2) 85% of the fair market value of a share Common Stock on the exercise date. We will pay all transaction costs in connection with the purchase of Common Stock under the Employee Plan.

         To date, 5,770 shares of Common Stock have been issued under the Employee Plan. We have filed a registration statement on Form S-8 for the 200,000 shares of Common Stock reserved for issuance under the Employee Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On January 31, 1997, we entered into a letter agreement (the "First Extended Agreement") with First Extended, Inc. (successor in interest to First Computer Services Corporation, which was owned by Carl Westcott, a principal shareholder at the time) and William O. Hunt, one of our directors. First Extended acted as a nominee for Jack T. Smith, one of our directors, Michael T. Maples, our Chief Executive Officer and one of our directors, and Mr. Westcott. Under the terms of the First Extended Agreement, we made a promissory note in the original principal amount of $650,000 in favor of First Extended (the "First Extended Note"). The First Extended Note and First Extended Agreement provided that we could borrow up to $650,000 from First Extended. All advances under the First Extended Note and First Extended Agreement were made at First Extended's discretion. We had borrowed a total of $250,000 under the First Extended Note and First Extended Agreement. The First Extended Note bore interest at 18% per annum, and all principal and interest were originally payable on April 1, 1997. The First Extended Note, which was in default, was refinanced at prime rate in June 1998 as set forth below and was paid off on July 14, 1998.

         On March 24, 1998, Mr. Hunt, Douglas Sheldon, a former director and officer, and Carl Westcott LLC, as nominee for Messrs. Westcott, Maples, Smith, Corona and others, entered into a Stock Purchase Agreement pursuant to which Carl Westcott LLC, as nominee, and Messrs. Hunt and Sheldon purchased all of the 1,987,124 shares of Common Stock held by Robert Maynard, John Nanni and Tim Martin, founding shareholders of the Company, in exchange for $883,166.

         Mr. Hunt personally guaranteed payment under a promissory note made by us in the original principal amount of $350,000 payable to NationsBank, N.A. (the "NationsBank Note"). A total of $225,000 was borrowed under the NationsBank Note, which bore interest at the bank's prime rate. The NationsBank Note originally matured on July 15, 1997 and was renewed through December 15, 1998. A guarantee fee would accrue to Mr. Hunt at 18% minus the bank's prime rate if the NationsBank Note became in default. The guarantee fee and all principal were payable upon demand of the guarantor. All advances under the NationsBank Note required the consent of the guarantor.

         In June 1998, we refinanced the First Computer Note and the First Extended Note pursuant to a Letter Agreement between us and Messrs. Hunt, Smith and Westcott (the "Letter Agreement"). Pursuant to the Letter Agreement, we made the following promissory notes: (i) Amended and Restated Promissory Note payable to Mr. Smith in the principal amount of $229,450, (ii) Amended and Restated Promissory Note payable to Mr. Smith in the principal amount of $77,694, (iii) Amended and Restated Promissory Note payable to Mr. Westcott in the principal amount of $1,538,263 and (iv) Amended and Restated Promissory Note payable to Mr. Westcott in the principal amount of $172,306 (collectively, the "Amended Notes"). All of the Amended Notes bore interest per annum at the NationsBank of Texas, N.A. prime rate. Pursuant to the Letter Agreement, we were to make a monthly payment of $140,000, which would be applied pro rata to the repayment of the Amended Notes and the NationsBank Note. In the event of default under any of the Amended Notes, the outstanding indebtedness of such note was convertible into shares of Common Stock at the price of $0.44 per share at the option of the noteholders. Mr. Maples sold his interest in the Amended Notes to Mr. Westcott. Under the Amended Notes and the Letter Agreement, in the event of any offering of our securities pursuant to a registration statement declared effective by the Securities and Exchange Commission or the sale or issuance of our securities through which we raise a minimum of $1.0 million, we had to use all of the proceeds of such offering, sale or issuance to pay off the Amended Notes and the NationsBank Note until all such debt was extinguished. We used approximately $2.0 million of the net proceeds of our initial public offering in December 1998 to prepay the Amended Notes and the NationsBank Note.

         In 1997, Chase Bank made available a stand-by letter of credit in the original principal amount of $150,000, payment of which was personally guaranteed by Mr. Hunt. Approximately $66,000 of this letter of credit was pledged as collateral under a three year capital lease. All amounts outstanding under the letter of credit were paid with a portion of the proceeds of our initial public offering in December 1998, and the letter of credit was terminated.

         On April 20, 1999, we entered into a Consulting Agreement with Mr. Corona as an independent contractor for his services in identifying and contacting potential acquisition candidates for us, as well as such other advisory and management services as our Chief Executive Officer may request from time-to-time. The Consulting Agreement is for a term of four years, but may be terminated by either party upon thirty days prior written notice. As compensation under the Consulting Agreement in April 1999, we granted Mr. Corona an option to purchase 75,000 shares of our Common Stock at an exercise price of $25.00 per share. We also agreed to reimburse Mr. Corona for all reasonable and necessary travel and other expenses incurred by him in performing his duties under the Consulting Agreement. In addition, in November 1999 we granted Mr. Corona an option to purchase 75,000 shares of our Common Stock at an exercise price of $10.00 per share.

         Also on April 20, 1999, we entered into a letter agreement with Carl Westcott LLC by which we retained Carl Westcott LLC as our non-exclusive financial advisor. Two of our directors, Messrs. Smith and Corona, are employed by Carl Westcott LLC. Under the letter agreement, Carl Westcott LLC will assist us in identifying and contacting potential acquisition or business combination candidates, evaluate and value such candidate businesses, assist in structuring transaction proposals, develop strategies for successful consummation of transactions, analyze the economic effects to us of a transaction, assist in the negotiation of transaction proposals and preparation of documents, assist in the due diligence process and complete other matters related to closing such transactions. As compensation for rendering such services, we will pay Carl Westcott LLC a fee equal to two percent of the estimated annual revenue, for the twelve months after a closing, of a company acquired by us due to Carl Westcott LLC's performance of services under the letter agreement; provided, however, that in no event shall such fee for any acquisition be less than $25,000 nor more than $75,000. We also agreed to reimburse Carl Westcott LLC for all reasonable expenses, and agreed to indemnify Carl Westcott LLC for damages relating to any transaction contemplated by the engagement of Carl Westcott LLC under the letter agreement. The letter agreement is effective until terminated by either party upon thirty days written notice.

         Carl Westcott owns a significant interest in Jayhawk Acceptance Corporation, First Extended Service Corporation and FFG Insurance Company. Carl Westcott LLC and Westcott Communications, Inc. are current and former affiliates of Carl Westcott.

         Mr. Ladin, the Vice Chairman of our Board of Directors, provides consulting services to us in the areas of developing strategic relationships, assistance with acquisitions and consultation on consumer marketing. For these services, we pay Mr. Ladin $16,666 per month and reimburse him for his reasonable expenses incurred in fulfilling his duties to us. We also offer him the same benefits offered to our officers and employees.

         We have adopted a policy providing that all transactions between us and related parties are subject to approval by a majority of all disinterested directors and must be on terms no less favorable than those that could otherwise be obtained from unrelated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The shares offered hereby are owned by and offered for the account of the former shareholders of PDQ listed below. We will not receive any of the proceeds from the sale of the shares. The selling shareholders received their shares of Common Stock in connection with our acquisition of PDQ pursuant to an Agreement and Plan of Merger dated as of September 12, 1999, and closed on November 22, 1999, by and between us, our wholly-owned subsidiary, PDQ and certain shareholders of PDQ (the "PDQ Merger Agreement"). Under the PDQ Merger Agreement, we purchased all of the issued and outstanding securities of PDQ in exchange for Common Stock.

         The PDQ Merger Agreement contained a registration rights provision pursuant to which we agreed to register 350,000 shares of Common Stock received by the PDQ shareholders in the merger. Accordingly, we have caused to be prepared and have filed with the Securities and Exchange Commission the Registration Statement of which this Prospectus forms a part, with respect to the sale by the selling shareholders from time to time of the shares in accordance with the intended methods of distribution described under "Plan of Distribution." We have agreed to use commercially reasonable efforts to cause the Registration Statement to be declared effective and to remain effective until the earlier of May 22, 2001 or the date that all shares included in the Registration Statement are sold. In addition, we have agreed to pay all expenses incurred by us in connection with the Securities Act registration of the shares, including, without limitation, registration and filing fees, printing expenses, and fees and disbursements of our counsel and accountants. All selling expenses, such as taxes, selling commissions, and fees and disbursements for seller's counsel shall be paid by the selling shareholders.

         The following table sets forth certain information as of January 5, 2000, regarding the beneficial ownership of Common Stock of (1) each person or group known by us to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each of our directors and Named Executive Officers, (3) all executive officers and directors as a group and (4) each selling shareholder. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.


                                                           SHARES BENEFICIALLY                           SHARES BENEFICIALLY
                                                                 OWNED                                          OWNED
                                                          PRIOR TO THE OFFERING                         AFTER THE OFFERING(2)
                                                          ---------------------                         ---------------------
          NAME, ADDRESS AND OFFICE                                                    SHARES
           OF BENEFICIAL OWNER(1)                       NUMBER            PERCENT     OFFERED           NUMBER        PERCENT
           ----------------------                       ------            -------     -------           ------        -------

NAMED EXECUTIVE OFFICERS, DIRECTORS AND EXECUTIVE
OFFICERS WHO ARE ALSO SELLING SHAREHOLDERS:
Michael T. Maples
   President, Chief Executive Officer
   and Director .................................     190,563(3)            2.0%          --           190,563(3)         2.0%
Ernest D. Rapp
   Vice President and Chief Operating Officer ...      54,116(3)              *        2,441            51,675(3)           *
Marc Ladin
   Vice President - Marketing ...................      39,433(3)              *        4,684            34,749(3)           *
William O. Hunt
   Chairman of the Board ........................     777,063(3)(4)         8.0%          --           777,063(3)(4)      8.0%
William E. Ladin, Jr.
   Vice Chairman of the Board ...................     809,526               8.4%     107,201           702,325            7.3%
Jack T. Smith
   Director .....................................     441,811(3)            4.6%          --           441,811(3)         4.6%
Gary L. Corona
   Director .....................................      73,624(3)              *           --            73,624(3)           *
All directors and executive
  officers as a group (eleven
  persons) ......................................   2,432,007(3)           24.3      114,326         2,317,681(3)        23.2%



                                       SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                              OWNED                                      OWNED
                                       PRIOR TO THE OFFERING                     AFTER THE OFFERING(2)
                                       ----------------------                    ----------------------
NAME, ADDRESS AND OFFICE                                         SHARES
 OF BENEFICIAL OWNER(1)                NUMBER         PERCENT    OFFERED        NUMBER          PERCENT
 ----------------------                ------         -------    -------        ------          -------

SELLING SHAREHOLDERS:

William E. Ladin, Jr.
5722 Indian Circle
Houston, Texas 77057 ...............  809,526(3)         8.4%    107,201        702,325(3)         7.3%

J.N. Palmer Family Partnership
P.O. Box 3747
Jackson, Mississippi 39207 .........  682,599            7.1%     98,519        584,080            6.1%

Ernest D. Rapp
4825 Willow
Bellaire, Texas 77401 ..............   54,116(3)           *       2,441        51,675(3)            *

Marc Ladin
3620 Yupon
Houston, Texas 77006 ...............   39,433(3)           *       4,684         34,749(3)           *

Richard L. Kelley, Jr.
5229 Memorial
Houston, Texas 77007 ...............  130,724(5)         1.4%     13,699        117,025(5)         1.2%

Jerry H. Deutser
4600 Post Oak Place, Suite 152
Houston, Texas 77027 ...............   70,025              *      10,107         59,918              *

S. Conrad Weil, Jr.
4600 Post Oak Place, Suite 152
Houston, Texas 77027 ...............   70,025              *      10,107         59,918              *

Ronald M. Ladin
7900 Washington
Houston, Texas 77007 ...............   45,575              *       6,578         38,997              *

Gerard N. Catalano
9327 Fairdale
Houston, Texas 77063 ...............    4,321(6)           *         425          3,896(6)           *

Phillip V. Ladin
7900 Washington
Houston, Texas 77007 ...............   96,308            1.0%     13,900         82,408              *

Barry M. Lewis
2000 West Loop S, Suite 1080
Houston, Texas 77027 ...............   35,035              *       5,057         29,978              *

Charles Dixon
1107 Anne
Houston, Texas 77055 ...............    7,431              *       1,073          6,358              *

Chris Geston
4602 Waring
Houston, Texas 77027 ...............   12,462              *       1,799         10,663              *

Allen Becker
2000 West Loop S., Suite 1080
Houston, Texas 77027 ...............   48,565              *       7,009         41,556              *

James R. Warren
5843 Inwood Park Court
Houston, Texas 77057 ...............  122,894(7)         1.3%     16,283        106,611            1.1%

Joe R. Martin
1301 Kipling
Houston, Texas 77006 ...............  134,974            1.4%     19,481        115,593            1.2%

Amanda J. Ladin
1623 Linwood
San Diego, California 92103 ........   25,354(8)           *       3,122         22,232(7)           *

Kelly Ladin
507 Parkside Circle
Chapel Hill, North Carolina 27516...   13,945              *       2,013         11,932              *

Kimberly Ladin
104 Wool Street
San Francisco, California 94110.....    5,581              *         805          4,776              *



                                 SHARES BENEFICIALLY                              SHARES BENEFICIALLY
                                        OWNED                                            OWNED
                                 PRIOR TO THE OFFERING                           AFTER THE OFFERING(2)
                                 ----------------------                          -----------------------
NAME, ADDRESS AND OFFICE                                         SHARES
 OF BENEFICIAL OWNER(1)          NUMBER         PERCENT          OFFERED         NUMBER          PERCENT
 ----------------------          ------         -------          -------         ------          -------

Mark Knodel
8906 Cardwell Lane
Houston, Texas 77055 ....        7,431                  *          1,073          6,358                 *

Daniel Castro
1335 Silverado, #207
Houston, Texas 77077 ....        5,344(9)               *            425          4,919(8)              *

David Byrd
5731 Gulfton, #2734
Houston, Texas 77081 ....        1,635(10)              *            232          1,403(9)              *

Gregory H. Wilson
9543 Meadowdale
Houston, Texas 77063 ....       27,887                  *          4,025         23,862                 *

Mark C. Williams
6059 Riverway Way
Houston, Texas 77057 ....      122,894(7)             1.3%        16,283        106,611               1.1%

Maximilian J. Defreitas
7742 Stonesdale
Houston, Texas 77095 ....       25,352                  *          3,659         21,693                 *


----------

   * Less than one percent.

(1) The address of each of our officers and directors is in care of us at One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

(2) Assumes the sale of all 350,000 shares covered by this Prospectus and no other sales of Common Stock.

(3)      Includes options to purchase 106,875, 19,688, 37,205, 15,170, 6,976,
         45,000, 66,772, 45,000 and 45,000 shares of Common Stock granted to Messrs. Maples, Chaney, Rapp, Stewart, M. Ladin, Hunt, W. Ladin, Smith and Corona, respectively, that are exercisable within 60 days of January 5, 2000.

(4) Includes 286,678 shares of Common Stock owned by B&G Partnership, Ltd., a limited partnership in which Mr. Hunt and his wife serve as general partners.

(5) Includes options to purchase 35,809 shares of Common Stock that are exercisable within 60 days of January 5, 2000.

(6) Includes options to purchase 1,364 shares of Common Stock that are exercisable within 60 days of January 5, 2000.

(7) Includes options to purchase 10,077 shares of Common Stock that are exercisable within 60 days of January 5, 2000.

(8) Includes options to purchase 3,721 shares of Common Stock that are exercisable within 60 days of January 5, 2000.

(9) Includes options to purchase 2,387 shares of Common Stock that are exercisable within 60 days of January 5, 2000.

(10) Includes options to purchase 28 shares of Common Stock that are exercisable within 60 days of January 5, 2000.

                            DESCRIPTION OF SECURITIES

GENERAL

         We are a Texas corporation and are governed by our Articles of Incorporation, Bylaws and the Texas Business Corporation Act (the "TBCA"). The following description of our capital stock is qualified in all respects by the Articles and the Bylaws, which have been filed as exhibits to our Registration Statement on Form SB-2, filed in connection with our initial public offering in December 1998.

         Our authorized capital stock consists of 40,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

COMMON STOCK

         As of January 5, 2000, we had approximately 195 holders of record of our Common Stock. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may, from time to time, determine, subject to any preferences which may be granted to the holders of Preferred Stock. Holders of Common Stock do not have cumulative voting rights and are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. The Common Stock is not entitled to preemptive rights and is not subject to redemption or conversion. Upon our liquidation, dissolution or winding-up, the assets (if any) legally available for distribution to shareholders are distributable ratably among the holders of Common Stock after payment of all our debts and liabilities and the liquidation preference of any outstanding class or series of Preferred Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock will be subject to the preferential rights of any outstanding class or series of Preferred Stock that we may issue in the future.

PREFERRED STOCK

         The Board of Directors may, without further action of our shareholders, issue shares of Preferred Stock in one or more series and fix or alter the rights and preferences thereof, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock. As of the date of this Prospectus, there are two series of Preferred Stock authorized, but no shares of either series are issued or outstanding.

         On November 10, 1995, the Board of Directors authorized and issued a series of Preferred Stock, which currently consists of 400,000 authorized shares of Preferred Stock (such amount may from time to time be increased or decreased by the Board of Directors), designated as Series A Preferred Stock. The Series A Preferred Stock, with respect to rights on liquidation, winding up and dissolution, ranks senior to all classes and series of Common Stock and may rank senior to other classes of Preferred Stock. The Series A Preferred Stock has no specified dividend rate and the holders of Series A Preferred Stock are entitled to receive the same dividends as the holders of the Common Stock. The holders of Series A Preferred Stock are entitled to vote in all matters as to which the holders of the Common Stock are entitled to vote (on an "as converted" basis) in the same manner and with the same effect as such holders of Common Stock, voting together with the holders of Common Stock and Series A Preferred Stock as one class. Each share of Series A Preferred Stock is convertible at any time into
2.25 shares of Common Stock. Each share of Series A Preferred Stock issued and outstanding prior to our initial public offering was automatically converted into 2.25 fully paid and nonassessable shares of Common Stock upon completion of the initial public offering. There are currently no shares of Series A Preferred Stock issued or outstanding.

         On May 15, 1996, the Board of Directors authorized and issued a series of Preferred Stock, which currently consists of 300,000 authorized shares of Preferred Stock (such amount may from time to time be increased or decreased by the Board of Directors), designated as Series B Preferred Stock. The Series B Preferred Stock, with respect to rights on liquidation, winding up and dissolution, ranks equally to the Series A Preferred Stock, ranks senior to all classes and series of Common Stock and may rank senior to other classes of Preferred Stock. The Series B Preferred Stock has no specified dividend rate and the holders of Series B Preferred Stock are entitled to receive the same dividends as the holders of the Common Stock. The holders of Series B Preferred Stock are entitled to vote in all matters as to which the holders of the Common Stock are entitled to vote, in the same manner and with the same effect as such holders of Common Stock (on an "as converted" basis), voting together with the holders of Common Stock, Series A Preferred Stock and Series B Preferred Stock as one class. Each share of Series B Preferred Stock is convertible at any time into 2.25 shares of Common Stock. Each share of Series B Preferred Stock issued and outstanding prior to our initial public offering was automatically converted into 2.25 fully paid and nonassessable shares of Common Stock upon completion of the initial public offering. There are currently no shares of Series B Preferred Stock issued or outstanding.

REGISTRATION RIGHTS

         The PDQ Merger Agreement contained a registration rights provision pursuant to which we agreed to register 350,000 shares of Common Stock received by the shareholders of PDQ as consideration for our acquisition of PDQ. Accordingly, we have caused to be prepared and have filed with the Securities and Exchange Commission the Registration Statement of which this Prospectus forms a part, with respect to the sale by the selling shareholders from time to time of the shares in accordance with the intended methods of distribution described under "Plan of Distribution." We have agreed to use commercially reasonable efforts to cause the Registration Statement to be declared effective and to remain effective until the earlier of May 22, 2001 or the date that all shares included in the Registration Statement are sold. In addition, we have agreed to pay all expenses incurred by us in connection with the Securities Act registration of the shares, including, without limitation, registration and filing fees, printing expenses, and fees and disbursements of our counsel and accountants. All selling expenses, such as taxes, selling commissions, and fees and disbursements for sellers' counsel shall be paid by the selling shareholders.

         The holders of the remaining 2,075,000 shares of Common Stock issued in the PDQ acquisition have certain rights to have those shares registered under the Securities Act pursuant to the terms of PDQ Merger Agreement. Under that agreement, after May 21, 2000, the holders of at least 55% of those shares then outstanding may demand registration of those shares under the Securities Act. The holders of those shares also have piggyback registration rights in the event we register other securities under the Securities Act.

TRADING MARKET, TRANSFER AGENT AND REGISTRAR

         The Common Stock is quoted on the Nasdaq National Market under the symbol "GEEK." The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

TEXAS ANTI-TAKEOVER LAW AND CERTAIN PROVISIONS

         As a Texas corporation, we are subject to the provisions of the Texas Business Combination Law ("TBCL") that became effective on September 1, 1997. In general, the TBCL prohibits a Texas "issuing public corporation" (such as us) from engaging in a "business combination" with any shareholder who is a beneficial owner of 20% or more of the corporation's outstanding stock for a period of three years after such shareholder's acquisition of a 20% ownership interest, unless: (1) the board of directors of the corporation approves the transaction or the shareholder's acquisition of the shares prior to the acquisition or (2) two-thirds of the unaffiliated shareholders of the corporation approve the transaction at a shareholders' meeting. The TBCL may have the effect of inhibiting a non-negotiated merger or other business combination involving us. We are subject to the terms of the TBCL, unless its shareholders or directors take action electing not to be governed by its terms (which action is not currently contemplated).

         Our Articles and Bylaws prevent shareholders from calling a special meeting of shareholders, prevent shareholders from amending the Bylaws and prohibit shareholder action by written consent. Our Bylaws provide for a classified Board of Directors, which makes replacing the entire Board a more difficult task. Our Bylaws also authorize only the Board of Directors to fill vacancies, including newly-created directorships and state that our directors may be removed only for cause and only by the affirmative vote of holders of at least a majority of the outstanding shares of the voting stock, voting together as a single class.

               LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

         Our Articles of Incorporation provide that to the fullest extent permitted by applicable law, a director will not be liable to us or our shareholders for monetary damages for an act or omission in the director's capacity as a director. Our Articles and Bylaws provide that we shall indemnify any person to the fullest extent permitted by law. We have entered into indemnification agreements with each of our officers and directors in which we agree to indemnify such persons to the fullest extent permitted by law.

         The TBCA permits the indemnification of directors, employees, officers and agents of Texas corporations. Under the TBCA, an officer or director may be indemnified if he acted in good faith and reasonably believed that his conduct
(1) was in our best interests and if he acted in his official capacity or (2) was not opposed to our best interests in all other cases. In addition, the indemnitee may not have reasonable cause to believe that his conduct was unlawful in the case of a criminal proceeding. In any case, the indemnitee may not have been found liable to us for improperly receiving a personal benefit or for willful or intentional misconduct in the performance of his duty to us. We
(1) must indemnify an officer or director for reasonable expenses if he is successful, (2) may indemnify an officer or director for such reasonable expenses unless he was found liable for willful or intentional misconduct in the performance of his duty to us and (3) may advance reasonable defense expenses if the officer or director undertakes to reimburse us if he is later found not to satisfy the standard for indemnification expenses. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. This provision in the Articles does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under Texas law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

                              PLAN OF DISTRIBUTION

         We are registering the shares of Common Stock on behalf of the selling shareholders (the "Selling Shareholders"). For purposes of this discussion regarding the plan of distribution, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered hereby. The Selling Shareholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of shares of Common Stock. The Selling Shareholders may sell shares of Common Stock from time to time in one or more types of transactions (which may include block transactions):

         -        on the Nasdaq National Market;
         -        in the over-the-counter market;
         -        in negotiated transactions;
         - through put or call options transactions relating to the shares of Common Stock; and
         -        through short sales or a combination of such methods of sale.

         Such transactions may be made at market prices prevailing at the time of sale or at negotiated prices, and may or may not involve brokers or dealers. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of Common Stock by the Selling Shareholders.

         The Selling Shareholders may sell shares of Common Stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares of Common Stock from whom such broker-dealers may act as agents or to whom they sell as principal, or both. Any compensation as to a particular broker-dealer might be in excess of customary commissions.

         The Selling Shareholders and any broker-dealers that act in connection with the sale of shares of Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of Common Stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling Shareholders also may resell all or a portion of the shares of Common Stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for us by Jackson Walker L.L.P., Dallas, Texas.

                                     EXPERTS

         The consolidated financial statements of Internet America, Inc. and subsidiaries as of June 30, 1998 and 1999 and for the years then ended included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of PDQ.Net, Incorporated as of December 31, 1997 and 1998 and for the years then ended included in this Prospectus have been audited by Grant Thornton, LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any documents we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov where certain information regarding issuers (including Internet America) may be found.

         This Prospectus is part of the Registration Statement that we filed with the SEC. The Registration Statement contains more information than this Prospectus regarding Internet America and the Common Stock, including certain exhibits and schedules. You can get a copy of the Registration Statement from the SEC at the address listed above or from its Internet site.

         We maintain an Internet site at http://www.airmail.net. Information contained on our Web site is not a part of this Prospectus. Industry information presented is based on sources that we believe are reliable, although we have not independently verified this information.

                           GLOSSARY OF TECHNICAL TERMS

BACKBONE       A high-speed network that connects smaller, independent networks.

BANDWIDTH      The number of bits of information that can move over a
               communications medium in a given amount of time.

BROADBAND      A transmission facility that has a bandwidth greater than a voice grade line of 3 kHz and which may carry numerous voice, video and data channels simultaneously.

ELECTRONIC MAIL
OR E-MAIL      An application that allows a user to send or receive
               messages to or from any other user with an Internet address, commonly termed an e-mail address.

FTP File Transfer Protocol. A protocol that allows file transfer between a host and a remote computer.

INTERNET An open global network of interconnected commercial, educational and governmental computer networks that utilize a common communications protocol, TCP/IP.

INTERNET
BACKBONE The Internet backbone consists of high-speed networks that link the smaller, independent networks of the Internet.

ISDN Integrated Services Digital Network. A digital network that combines voice and digital network services through a single medium, making it possible to offer subscribers digital data services as well as voice connections.

ISP Internet Service Provider. A company that provides access to the Internet. For a monthly fee, the service provider gives you a software package, username, password and access phone number. Equipped with a computer and modem, you can then connect to the Internet and browse the World Wide Web and USENET, and send and receive e-mail.

LEC Local Exchange Carrier. A telecommunications utility that has been granted either a certificate of convenience and necessity or a certificate of operating authority to provide local exchange telephone service, basic local telecommunications service, or switched access service within the state. A local exchange carrier is also referred to as a local exchange company.

MODEM A piece of equipment that connects a computer to a data transmission line (typically a telephone line).

NEWSGROUP      Same as forum, an on-line discussion group. On the Internet, there are literally tens of thousands of newsgroups covering every conceivable interest. To view and post messages to a newsgroup, you need a news reader, a program that runs on your computer and connects you to a news server on the Internet.

POP Point of Presence. The Company defines a POP as a local geographic point of presence where subscribers can access the Company's services via a local telephone call. To the Company's knowledge, there is no industry-wide definition of an Internet access POP, and other companies may define a POP differently.

ROUTER A device that receives and transmits data packets between segments in a network or different networks.

SERVER Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. In addition, such term means the computer on which server software runs.

T-1               A data communications line capable of transmission speeds of
                  1.54 Mbps.

TERMINAL
SERVER A specialized computer that supports multiple communications connections.

USENET A worldwide bulletin board system that can be accessed through the Internet or through many online services. The USENET contains tens of thousands of forums, called newsgroups, that cover every imaginable interest group. It is used daily by millions of people around the world.

VIRTUAL POP       Modems without a geographically specific location typically housed or co-located at central offices inside of a LEC
                  Network. Private networks connect these facilities with the Company.

WORLD WIDE WEB    A network of computer servers that uses a special
                  communications protocol to link different servers throughout the Internet and permits communication of graphics, video and sound.

xDSL An abbreviation that refers collectively to all types of digital subscriber lines, the two main categories being ADSL and SDSL. Two other types of xDSL technologies are High-data-rate DSL ("HDSL") and symmetric digital subscriber lines ("SDSL"). DSL technologies use sophisticated modulation schemes to pack data onto copper wires. They are sometimes referred to as last-mile technologies because they are used only for connections from a telephone switching station to a home or office, not between switching stations. xDSL is similar to ISDN inasmuch as both operate over existing copper telephone lines (POTS) and both require the short runs to a central telephone office (usually less than 20,000 feet). However, xDSL offers much higher speeds -- up to 32 Mbps for downstream traffic.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                               PAGE
                                                                                               ----
Financial statements of Internet America, Inc. and Subsidiaries:

     (i)      Independent Auditors' Report                                                     F-2

     (ii)     Consolidated Balance Sheets at September 30, 1999
              (unaudited) and at June 30, 1999 and 1998                                        F-3

     (iii)    Consolidated Statements of Operations for the three months ended
              September 30, 1999 and 1998 (unaudited) and for the years ended June
              30, 1999 and 1998                                                                F-4

     (iv)     Consolidated Statements of Shareholders' Equity (Deficit) for the three months ended September 30, 1999 (unaudited) and for the years ended
              June 30, 1999 and 1998                                                           F-5

     (v)      Consolidated  Statements of Cash Flows for the three
              months ended September 30, 1999 and 1998 (unaudited)
              and for the years ended June 30, 1999 and 1998                                   F-6

     (vi)     Notes to Consolidated Financial Statements                                       F-7

Financial statements of PDQ.Net:

     (vii)    Independent Auditors' Report                                                     F-16

     (viii)   Balance Sheets at September 30, 1999 (unaudited) and at
              December 31, 1998 and 1997                                                       F-17

     (ix)     Statements of Operations for the nine months ended
              September 30, 1999 and 1998 (unaudited) and for the
              years ended December 31, 1998 and 1997                                           F-18

     (x)      Statements of Stockholders' Deficit for the nine months
              ended September 30, 1999 (unaudited) and for the years
              ended December 31, 1998 and 1997                                                 F-19

     (xi)     Statements of Cash Flows for the nine months ended
              September 30, 1999 and 1998 (unaudited) and for the
              years ended December 31, 1998 and 1997                                           F-20

     (xii)    Notes to Financial Statements                                                    F-21

Proforma financial information (unaudited).

     (i)      Pro Forma Condensed Balance Sheet at September 30,
              1999                                                                             F-28

     (ii)     Pro Forma Condensed Statement of Operations for the
              year ended June 30, 1999                                                         F-29

     (iii)    Pro Forma Condensed Statement of Operations for the
              three months ended September 30, 1999                                            F-30

     (iv)     Notes to Pro Forma Financial Statements                                          F-31

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Internet America, Inc. and subsidiaries

We have audited the consolidated balance sheets of Internet America, Inc. and subsidiaries as of June 30, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Internet America, Inc. and subsidiaries as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

August 13, 1999
(Except for fourth paragraph of
Note 12, as to which the date is
November 22, 1999)
Dallas, Texas

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                                               JUNE 30,
                                                                     SEPTEMBER 30,   ----------------------------
                                                                         1999            1999            1998
                                                                     -------------   ------------    ------------
                                                                      (UNAUDITED)
                                     ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                                       $  3,303,947    $  5,845,562    $    618,290
     Accounts receivable, net of allowance for uncollectible
         accounts of $366,940 and $198,155 at June 30, 1999
         and June 30, 1998, respectively                                1,212,126       1,122,894         494,961
     Prepaid expenses and other current assets                            128,906         126,433          30,824
                                                                     ------------    ------------    ------------
         Total current assets                                           4,644,979       7,094,889       1,144,075

PROPERTY AND EQUIPMENT, Net                                             2,311,849       2,622,637       2,132,131

OTHER ASSETS - Net                                                      9,762,072       9,195,878         785,634
                                                                     ------------    ------------    ------------

                                                                     $ 16,718,900    $ 18,913,404    $  4,061,840
                                                                     ============    ============    ============

                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
     Trade accounts payable                                          $  2,041,174    $  2,131,201    $  1,153,728
     Accrued liabilities                                                  884,161       1,068,774       1,322,356
     Deferred revenue                                                   2,907,039       3,358,347       3,660,006
     Current maturities of long-term debt                                 213,087         434,934         686,302
     Current maturities of capital lease obligations                       48,750          41,195         358,645
     Advances under line of credit                                             --              --         225,000
     Notes payable to shareholders                                             --              --       2,017,713
                                                                     ------------    ------------    ------------
         Total current liabilities                                      6,094,211       7,034,451       9,423,750

CAPITAL LEASE OBLIGATIONS, net of current portion                          87,000         102,246         143,915

LONG-TERM DEBT, net of current portion                                    206,190         151,997       1,182,273
                                                                     ------------    ------------    ------------
         Total liabilities                                              6,387,401       7,288,694      10,749,938
                                                                     ------------    ------------    ------------

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (DEFICIT):
     Series A convertible preferred stock, $.01 par value; 400,000
         shares authorized, 379,672 issued and outstanding in 1998             --              --           3,796
     Series B convertible preferred stock, $.01 par value; 300,000
         shares authorized, 73,667 issued and outstanding in 1998              --              --             737
     Common stock, $.01 par value; 40,000,000 shares authorized,
         6,912,930 and 3,914,840  issued and outstanding at
         June 30, 1999 and June 30, 1998, respectively                     70,625          69,130          39,148
     Additional paid-in capital                                        24,512,851      24,231,065       3,480,288
     Accumulated deficit                                              (14,251,977)    (12,675,485)    (10,212,067)
                                                                     ------------    ------------    ------------
         Total shareholders' equity (deficit)                          10,331,499      11,624,710      (6,688,098)
                                                                     ------------    ------------    ------------

                                                                     $ 16,718,900    $ 18,913,404    $  4,061,840
                                                                     ------------    ------------    ------------

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                       YEARS ENDED
                                           THREE MONTHS ENDED           JUNE 30,
                                              SEPTEMBER 30,   ----------------------------
                                                   1999            1999            1998
                                           ------------------ ------------    ------------
                                               (UNAUDITED)
REVENUES:
     Access                                   $  4,715,164    $ 15,911,844    $ 12,117,587
     Business services                             916,831       2,097,774       1,919,326
     Other                                         206,608         109,412          41,312
                                              ------------    ------------    ------------
         Total                                   5,838,603      18,119,030      14,078,225
                                              ------------    ------------    ------------

OPERATING COSTS AND EXPENSES:
     Connectivity and operations                 3,150,195       8,800,924       7,417,819
     Sales and marketing                         1,498,470       6,044,762       1,925,180
     General and administrative                  1,387,200       4,244,557       2,947,828
     Depreciation and amortization               1,416,012       1,685,097       1,739,301
                                              ------------    ------------    ------------
         Total                                   7,451,877      20,775,340      14,030,128
                                              ------------    ------------    ------------
INCOME (LOSS) FROM OPERATIONS                   (1,613,274)     (2,656,310)         48,097
INTEREST INCOME (EXPENSE), NET                      36,782         185,105        (670,035)
                                              ------------    ------------    ------------
LOSS BEFORE INCOME TAX                          (1,576,492)     (2,471,205)       (621,938)
INCOME TAX BENEFIT (EXPENSE)                            --           7,787         (24,000)
                                              ------------    ------------    ------------
NET LOSS                                      $ (1,576,492)   $ (2,463,418)   $   (645,938)
                                              ------------    ------------    ------------

NET LOSS PER COMMON SHARE:
     BASIC                                    $      (0.22)   $      (0.45)   $      (0.16)
                                              ============    ============    ============

     DILUTED                                  $      (0.22)   $      (0.45)   $      (0.16)
                                              ============    ============    ============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
     BASIC                                       7,009,211       5,533,670       3,914,856
                                              ============    ============    ============

     DILUTED                                     7,009,211       5,533,670       3,914,856
                                              ============    ============    ============


                 See notes to consolidated financial statements.

                    INTERNET AMERICA, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                               CONVERTIBLE
                                                             PREFERRED STOCK                   COMMON STOCK             ADDITIONAL
                                                       ----------------------------    ----------------------------      PAID-IN
                                                          SHARES          AMOUNT          SHARES          AMOUNT         CAPITAL
                                                       ------------    ------------    ------------    ------------    ------------
BALANCE, JULY 1, 1997                                       453,339    $      4,533       3,942,965    $     39,429    $  3,584,507

Purchase of stock options                                        --              --              --              --         (92,000)

Cancellation of treasury stock                                   --              --         (28,125)           (281)        (12,219)

Net loss                                                         --              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------

BALANCE, JUNE 30, 1998                                      453,339           4,533       3,914,840          39,148       3,480,288

Conversion of preferred stock                              (453,339)         (4,533)      1,020,013          10,200          (5,667)

Issuance of common stock:
   For initial public offering, net proceeds                     --              --       1,700,000          17,000      19,742,714
   Other                                                         --              --         278,077           2,782         702,544

Contribution of capital in exchange for note payable             --              --              --              --         311,186

Net loss                                                         --              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------

Balance, June 30, 1999                                           --              --       6,912,930          69,130      24,231,065

Issuance of common stock (Unaudited)                             --              --         149,509           1,495         281,786

Net loss (Unaudited)                                             --              --              --              --              --
                                                       ------------    ------------    ------------    ------------    ------------

BALANCE, September 30, 1999 (Unaudited)                          --    $         --       7,062,439    $     70,625    $ 24,512,851
                                                       ============    ============    ============    ============    ============


                                                                 TREASURY STOCK
                                                          ----------------------------    ACCUMULATED
                                                            SHARES          AMOUNT          DEFICIT
                                                          ------------    ------------    ------------
BALANCE, JULY 1, 1997                                           28,125    $    (12,500)   $ (9,566,129)

Purchase of stock options                                           --              --              --

Cancellation of treasury stock                                 (28,125)         12,500              --

Net loss                                                            --              --        (645,938)
                                                          ------------    ------------    ------------

BALANCE, JUNE 30, 1998                                              --              --     (10,212,067)

Conversion of preferred stock                                       --              --              --

Issuance of common stock:
   For initial public offering, net proceeds                        --              --              --
   Other                                                            --              --              --

Contribution of capital in exchange for note payable                --              --              --

Net loss                                                            --              --      (2,463,418)
                                                          ------------    ------------    ------------

Balance, June 30, 1999                                              --              --     (12,675,485)

Issuance of common stock (Unaudited)                                --              --              --

Net loss (Unaudited)                                                --              --      (1,576,492)
                                                          ------------    ------------    ------------

BALANCE, September 30, 1999 (Unaudited)                             --    $         --    $(14,251,977)
                                                          ============    ============    ============

                 See notes to consolidated financial statements.

                    INTERNET AMERICA, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                            YEARS ENDED
                                                                              THREE MONTHS ENDED              JUNE 30,
                                                                                 SEPTEMBER 30,      ----------------------------
                                                                                     1999                  1999            1998
                                                                              ------------------    ------------    ------------
                                                                                 (UNAUDITED)
OPERATING ACTIVITIES:
     Net loss                                                                    $ (1,576,492)      $ (2,463,418)   $   (645,938)
     Adjustments to reconcile net loss to net cash used in
     operating activities:
        Depreciation and amortization                                               1,416,012          1,685,097       1,739,301
        Changes in operating assets and liabilities:
           Accounts receivable                                                        (89,235)          (858,500)       (152,529)
           Prepaid expenses and other current assets                                   (7,064)          (114,905)         32,432
           Other assets                                                                 6,068           (126,580)         21,511
           Accounts payable and accrued liabilities                                  (212,213)         1,360,104        (198,356)
           Deferred revenue                                                          (454,155)          (140,836)      1,228,363
                                                                                 ------------       ------------    ------------
              Net cash provided by (used in) operating activities                    (917,079)          (659,038)      2,024,784
                                                                                 ------------       ------------    ------------

INVESTING ACTIVITIES
     Purchases of property and equipment                                             (147,722)        (3,395,765)       (846,725)
     Purchases of subscribers                                                      (1,576,103)        (7,970,442)        (50,000)
                                                                                 ------------       ------------    ------------
              Net cash used in investing activities                                (1,723,825)       (11,366,207)       (896,725)
                                                                                 ------------       ------------    ------------

FINANCING ACTIVITIES:
     Proceeds from issuance of common equity                                          273,014         21,025,726              --
     Purchase of stock options                                                             --                 --         (92,000)
     Proceeds from issuance of long term debt                                              --                 --         311,186
     Principal payments of notes payable to shareholders                                   --         (2,017,713)             --
     Principal payments under capital lease obligations                                (7,691)          (359,119)       (436,850)
     Principal payments of long-term debt                                            (166,034)        (1,171,377)       (295,679)
     Payments on line of credit                                                            --           (225,000)        (18,000)
                                                                                 ------------       ------------    ------------
              Net cash provided by (used in) financing activities                      99,289         17,252,517        (531,343)
                                                                                 ------------       ------------    ------------

NET INCREASE (DECREASE) IN CASH                                                    (2,541,615)         5,227,272         596,716

CASH AND CASH EQUIVALENTS, beginning of period                                      5,845,562            618,290          21,574
                                                                                 ------------       ------------    ------------

CASH AND CASH EQUIVALENTS, end of period                                         $  3,303,947       $  5,845,562    $    618,290
                                                                                 ============       ============    ============

SUPPLEMENTAL INFORMATION:
     Cash paid for interest                                                      $     12,350       $    156,630    $    750,522
     Equipment acquired under capital leases                                     $         --       $         --    $    127,500
     Subscriber purchase assumption of service obligations                       $         --       $    183,457    $    412,422
     Contribution of capital in exchange for note payable                        $         --       $    311,186    $         --


                 See notes to consolidated financial statements.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 1999 AND 1998

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Presentation - Internet America, Inc. is a leading Internet service provider ("ISP") in the southwestern United States. The Company provides a wide array of Internet services tailored to meet the needs of individual and business customers, including customers with little or no online experience.

       The Company has experienced cumulative operating losses, and its operations are subject to certain risks and uncertainties including, among others, risks associated with technology and regulatory trends, evolving industry standards, dependence on its network infrastructure and suppliers, growth and acquisitions, actual and prospective competition by entities with greater financial and other resources, the development of the Internet market and need for additional capital or refinancing of existing obligations. There can be no assurance that the Company will be successful in sustaining profitability and positive cash flow in the future.

       The financial statements have been restated to reflect the combinations during 1999 of CompuNet, Inc. ("CompuNet") and CyberRamp, L.L.C. ("CyberRamp") as if the combinations occurred at the beginning of the earliest period presented. The combinations have been accounted for as poolings of interests under the provisions of Accounting Principles Board Opinion No. 16, "Business Combinations." (See note 11.)

       On June 30, 1999, Internet America acquired for cash all the issued and outstanding securities of NeoSoft, Inc., a Texas corporation ("NeoSoft"). As a result of the purchase, NeoSoft became a wholly owned subsidiary of the Company, and the Company became the indirect owner of all of the assets of NeoSoft, including its customer base and the computer equipment used to service such customer base. The acquisition has been accounted for as a purchase, and is included in the balance sheet as of June 30, 1999.

       Revenue Recognition - Revenues derived from monthly subscribers and set-up charges are recognized as services are provided. The Company bills its subscribers in advance for direct access to the Internet, but defers recognition of these revenues until the service is provided.

       Credit Risk - The Company's accounts receivable potentially subjects the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services and the use of preapproved charges to customer credit cards. The large number of customers comprising the customer base mitigates the concentration of credit risk.

       Financial Instruments - The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. The fair values for debt and lease obligations, which have fixed interest rates, do not differ materially from their carrying values.

       Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand, cash deposited in money market accounts, and investments in high grade commercial paper or treasury notes having maturities of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates fair value.

       Property and Equipment - Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

       Equipment Under Capital Lease - The Company leases certain of its data communication and other equipment under agreements accounted for as capital leases. The assets and liabilities under capital leases

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

are recorded at the lesser of the present value of aggregate future minimum lease payments, including recorded at the lesser of the present value of aggregate future minimum lease payments, including bargain purchase options, or the fair value of the assets under lease. Assets under capital lease are depreciated over the shorter of their estimated useful lives or the related lease term.

       Other Assets - Other assets consist primarily of subscriber acquisition costs and goodwill related to the acquisition of NeoSoft. The Company allocates the purchase price to acquired subscriber bases and goodwill based on reasonable allocation methods at the time of acquisition. Amortization of subscriber acquisition costs and goodwill are provided using the straight-line method over three years commencing upon completion of the transaction.

       The carrying values of subscriber acquisition costs and goodwill are periodically reviewed and impairments, if any, are recognized when expected future benefit to be derived from individual intangible assets is less than its carrying value.

       Long-Lived Assets - The Company periodically reviews the values assigned to long-lived assets, such as property and equipment to determine if any impairments have occurred. Provisions for asset impairments are based on discounted cash flow projections in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and such assets are written down to their estimated fair values.

       Stock-Based Compensation - The Company continues to account for its employee stock based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25") and provides pro forma disclosures in the notes to the financial statements, as if the measurement provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," had been adopted.

       Advertising Expenses - The Company expenses advertising production costs in the period in which the advertisement is first aired. All other advertising costs are expensed as incurred. Advertising expenses for the years ended June 30, 1999 and 1998 were $4,751,092 and $1,657,849, respectively.

       Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of existing assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

       Basic and Diluted Net Loss Per Share - Share and per share amounts have been adjusted retroactively for the 2.25-to-1.00 stock split which was effected in July 1998 and for the shares issued in connection with the business combinations that occurred during the year. Basic earnings per share is computed using the weighted average number of common shares outstanding and excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur upon exercise or conversion of these instruments. Due to the net losses reported for the periods presented herein, all of the Company's stock options and warrants are antidilutive, and basic and diluted loss per share amounts are therefore the same for all periods presented.

       Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. PROPERTY AND EQUIPMENT

       Property and equipment consist of:

                                                           JUNE 30,
                                                 ----------------------------
                                                     1999            1998
                                                 ------------    ------------
Data communications and office equipment         $  7,522,836    $  4,530,373
Leasehold improvements                                513,937         450,360
Furniture and fixtures                                315,919         307,404
Computer software                                     424,156         249,484
                                                 ------------    ------------
                                                    8,776,848       5,537,621
Less accumulated depreciation and amortization     (6,154,211)     (3,405,490)
                                                 ------------    ------------

                                                 $  2,622,637    $  2,132,131
                                                 ============    ============


       Depreciation and amortization expense charged to operations was $1,685,097 and $1,739,301, for the years ended June 30, 1999 and 1998, respectively.

2. OTHER ASSETS

       Other assets consist of:

                                          JUNE 30,
                                ----------------------------
                                    1999            1998
                                ------------    ------------
Goodwill                        $  5,432,658    $         --
Acquired subscribers               4,382,057       1,072,462
Loan origination costs                20,889          20,353
Deposits                              76,037          61,811
Other                                 17,500          50,925
                                ------------    ------------
                                   9,929,141       1,205,551
Less accumulated amortization       (733,263)       (419,917)
                                ------------    ------------

                                $  9,195,878    $    785,634
                                ============    ============


       In June 1999, the Company acquired approximately 9,500 subscribers of NeoSoft, Inc. for approximately $8.3 million, including acquisition costs, which was allocated to subscriber acquisition costs and goodwill based on the fair value of customers acquired at June 30, 1999.

4. LINE OF CREDIT AGREEMENTS

       Through December 15, 1998 or upon the effective date of a defined securities registration, the Company could borrow, subject to the approval of a Director of the Company, up to $350,000 under a revolving credit agreement. Interest on borrowings under the agreement was at the bank's prime rate (8.5% at June 30, 1999 and 1998) and was guaranteed by a Director. The Director received guaranty fees, payable on demand, equal to 18% of the outstanding borrowings, less interest paid to the bank. The outstanding borrowings at June 30, 1998 were $225,000. The balance was repaid in December 1998 from the proceeds from the Company's initial public offering.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. LONG -TERM DEBT

       Long-term debt consists of:

                                                                                          JUNE 30,
                                                                                ----------------------------
                                                                                  1999               1998
                                                                                ------------    ------------
Notepayable in connection with equipment acquisitions,
    due at varying dates from July 2000 to November 2001, bearing
    interest at 7% and 8%, with principal and interest due monthly              $    397,251    $    448,481
Other notes payable due from March 2000 through October
    2001, with interest ranging from the prime rate to 16%                           134,413              --
Note payable to unrelated third party bearing interest at
    the prime rate, interest payable annually                                         55,267              --
Note payable to an unrelated third party, bearing interest at
    16.5%, payable in equal monthly installments of $10,266,
    including interest, through January 1999                                              --          79,773
Note payable to a related party maturing
    December 31, 1999 bearing interest at 15%
    All outstanding principal and interest on the note was
    paid in December 1998                                                                 --         231,186
Note payable in connection with acquisition of
    Webstar, Inc. subscriber base, due June 30, 1999
    or upon the effective date of a defined securities
    registration, bearing interest at 14%, payable
    monthly.  All outstanding principal and interest on the note
    paid in December 1998                                                                 --         352,125
Note payable to a financial institution maturing
    December 31, 2003, bearing interest at 10.5%, with principal and interest payable monthly All outstanding principal and interest on the note was
    paid in December 1998                                                                 --         473,126
Note payable in connection with the acquisition of
    a subscriber base, due December 31, 2003, bearing
    interest at 8%.  All outstanding principal and interest was
    paid in December 1998                                                                 --         178,000
Note payable to a related party maturing
    December 31, 1999 bearing interest at 8%
    All outstanding principal and interest on the note was
    paid in December 1998                                                                 --          80,000
                                                                                ------------    ------------
                                                                                     586,931       1,868,575
    Less current portion                                                            (434,934)       (686,302)
                                                                                ------------    ------------

                                                                                $    151,997    $  1,182,273
                                                                                ============    ============


6. NOTES PAYABLE TO SHAREHOLDERS

       During fiscal 1997, the Company entered into two loan agreements with entities acting as nominees for current shareholders, with borrowings of $1,767,713 and $250,000. Interest of 10% and 18%, respectively, was payable monthly on the notes. The notes were due September 25, 1997 and April 1, 1997, respectively. The assets of the Company collateralized the notes. On June 30, 1998, the loan agreements, which were in default, were restructured at the prime rate (8.5% as of June 30, 1998), with borrowings due in monthly payments approximating $129,000 or upon the effective date of a defined securities registration. The balance was repaid in December 1998 using proceeds from the Company's initial public offering.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. COMMITMENTS AND CONTINGENCIES

       The Company leases certain of its facilities under operating leases. Rental expense under these leases was approximately $601,000 and $574,000 for the years ended June 30, 1999 and 1998, respectively. At June 30, 1999, future minimum lease payments on capital and operating leases were approximately as follows:

                                                         CAPITAL     OPERATING
                                                         LEASES        LEASES
                                                      ------------  ------------
  2000                                                $     73,398  $    635,870
  2001                                                      49,183       352,196
  2002                                                      39,959        37,048
  2003                                                      20,148            --
  2004                                                          --            --
                                                      ------------  ------------
Total minimum lease payments                               182,688  $  1,025,114
                                                                    ============
Less amounts representing interest                         (39,247)
                                                      ------------
Present value of minimum capitalized lease payments        143,441
Less current portion                                       (41,195)
                                                      ------------
Long-term capitalized lease obligations               $    102,246
                                                      ============

       The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations and cash flows.

8. SHAREHOLDERS' EQUITY (DEFICIT)

       Earnings Per Share - Potentially dilutive securities have been excluded from the computation of earnings per share for the years ended June 30, 1999 and 1998 as their effect is antidilutive. Had the Company been in a net income position, diluted earnings per share would have included an additional 704,779 shares related to outstanding options and warrants, (determined using the treasury stock method at the estimated average fair value) and for convertible preferred stock not included above for the year ended June 30, 1999.

       Common Stock - The Company has authorized 40,000,000 shares of $0.01 par value common stock. During the year ended June 30, 1997, the Company issued 544,149 shares of its common stock in exchange for cash of $232,287. The Company also issued 15,001 shares of common stock in exchange for services provided by one of the Company's employees. The shares issued were recorded at $25,000, the value of the services provided.

       During December 1998, the Company completed an initial public offering (the "Offering") of its common stock and sold 1,700,000 shares at a price of $13 per share. Proceeds from the Offering, net of underwriting discounts and offering expenses, were approximately $19.8 million. Part of these proceeds were used to pay certain indebtedness of $2.1 million.

       Preferred Stock - The Company authorized 5,000,000 shares of preferred stock issuable in series. The Company authorized 400,000 shares of $0.01 par value Series A Preferred Stock. Each share of the Series A Preferred Stock was convertible at any time into 2.25 shares of the Company's common stock and has the same dividend rights as the common stock. Each share of the Series A Preferred Stock was automatically converted into 2.25 shares of the Company's common stock 30 days following the public offering of shares of common stock of the Company.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

       The Company authorized 300,000 shares of $0.01 par value Series B Preferred Stock. Each share of Series B Preferred Stock was convertible at any time into 2.25 shares of the Company's common stock. The Series B Preferred Stock automatically converted to common stock 30 days following the public offering of shares of the Company's common stock. The Series A and Series B Preferred Stock had no specific dividend rate and the holders of each class of preferred stock are entitled to receive the same dividends as holders of common stock.

       Employee Stock Purchase Plan - Effective April 30, 1999, the Company's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the issuance of a maximum of 200,000 shares of Common Stock. Eligible employees can have up to 15% of their earnings withheld, up to certain maximums, to be used to purchase shares of the Company's Common Stock on every July 1, October 1, January 1 and April 1. The price of the Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each three-month offering period or the specified purchase date. During 1999, 1,069 shares were purchased at $16.05 per share. At June 30, 1999, 198,931 shares were available under the Purchase Plan for future issuance. The Purchase Plan is subject to shareholder approval.

       Stock Option Plans - The Company's 1996 Nonqualified Stock Option Plan (the "1996 Option Plan") was adopted by the Board of Directors and the Company's shareholders in December 1996. Pursuant to the 1996 Option Plan, the Company may grant incentive and nonqualified stock options to key employees of the Company. A total of 225,000 shares of common stock have been reserved for issuance under the 1996 Option Plan.

The maximum term of options granted under the 1996 Option Plan is ten years. The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $100,000 per incidence. The exercise price of incentive stock options must be equal or greater than the fair market value of common stock on the date of grant. The exercise price of incentive stock options granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant, and the term of these options cannot exceed five years. The Company currently has 41,891 options outstanding to its employees under the 1996 Option Plan. These options are exercisable at $1.67 per share of common stock.

       In connection with a note payable for $79,773, the Company issued detachable warrants during 1996 to purchase 33,750 shares of common stock at $1.67 per share. The fair value of the warrants has not been reflected in the financial statements, as the amount was immaterial. The warrants are exercisable from January 1, 1998 through December 31, 1999. All outstanding principal and interest on the note was paid in December 1998.

       The Company's 1998 Nonqualified Stock Option Plan (the "1998 Option Plan") was adopted by the Board of Directors and the Company's shareholders in July 1998. A total of 400,000 shares of common stock have been reserved for issuance under the 1998 Option Plan.

       During December 1998, 109,000 options to purchase shares of common stock were granted to certain directors and employees of the Company under the 1998 Option Plan at an exercise price ranging from $8.00 to $13.00. During April 1999, an option to purchase 75,000 shares of common stock at an exercise price of $25.00 per share was granted to a director of the Company under the terms of a consulting agreement. The Company applies APB No. 25 and related Interpretations in accounting for its plans. The estimated fair value of each option grant was determined by reference to recent private arm's length sales of common and preferred stock. In cases where there were no arm's length transactions on or around the date of an option grant, the Board of Directors determined the value. No compensation expense has been charged against operations for the years ended June 30, 1999 and 1998.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

       Had compensation cost for the Company's stock options been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                                    1999                 1998
                                                                ------------          ----------
Net loss                                   As reported          $ (2,463,418)         $ (645,938)
                                           Pro Forma              (3,475,067)           (660,400)

Basic and Diluted loss per share           As reported          $      (0.45)         $    (0.16)
                                           Pro Forma            $      (0.63)         $    (0.17)


       A summary of the status of the Company's stock options as of June 30, 1999 and 1998, and changes during the years ended on those dates is presented below:


                                                 1999                      1998
                                      -------------------------  -------------------------
                                                    WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE
                                       SHARES    EXERCISE PRICE   SHARES    EXERCISE PRICE
                                      ---------  --------------  ---------  --------------
Outstanding at beginning of period    1,189,976    $     1.59    1,260,364    $     1.85
Granted                                 184,000         17.28      393,750          1.67
Exercised                              (244,338)         1.57           --            --
Forfeited                              (108,929)         2.16     (205,388)         2.43
Purchased                                    --            --     (258,750)         0.09
                                      ---------                 ----------
Outstanding at end of period          1,020,709          4.42    1,189,976          1.59
                                      =========                 ==========

Options exercisable at year end         627,166          3.21      733,793          1.55
                                      =========                 ==========


       The following table summarizes information about stock options outstanding at June 30, 1999:

                                OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                      -----------------------------------------       ----------------------------
                        NUMBER            WEIGHTED-AVERAGE               NUMBER          NUMBER
     RANGE OF         OUTSTANDING      REMAINING CONTRACTUAL          EXERCISABLE      EXERCISABLE
  EXERCISE PRICES     AT 6/30/99     LIFE AS OF 6/30/99 (YEARS)        AT 6/30/99      AT 6/30/98
  ---------------     -----------    --------------------------       -----------      -----------
  $          0.09          55,000                           6.1            55,000           78,750
             1.67         781,709                           7.3           474,666          655,043
             8.00          22,500                           9.0            22,500               --
            13.00          86,500                           9.0            67,500               --
            25.00          75,000                           9.8            75,000               --


       The Black-Scholes value of each option granted is estimated using the Black-Scholes pricing model with the following assumptions: option term until exercise ranging from 3 to 6 years, volatility of 50%, risk-free interest rate of 5.0% and an expected dividend yield of zero. The weighted average grant date fair value of options granted was $7.01 and $0.90 for the years ended June 30, 1999 and 1998, respectively.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. INCOME TAXES

       No provision for income taxes has been recognized for the year ended June 30, 1999 as the Company has incurred net operating losses for income tax purposes and has no carryback potential. A current tax provision of $24,000 was recognized for the year ended June 30, 1998 related to the federal corporate alternative minimum tax.

       Deferred tax assets and liabilities as of June 30, 1999 and 1998, consist of:


                                                   JUNE 30,
                                         ----------------------------
                                             1999            1998
                                         ------------    ------------
Deferred tax assets:
   Net operating loss carryforwards      $  4,695,000    $  2,195,000
   Stock options granted at a discount             --          31,000
   Deferred revenue                           113,000          44,000
   Allowance for doubtful accounts                 --         124,000
   Impairment of equipment                     89,000          67,000
   Depreciation and amortization              428,000         387,000
   Other                                       44,000          44,000
                                         ------------    ------------
Total deferred tax assets                   5,369,000       2,892,000
Valuation allowance                        (5,369,000)     (2,892,000)
                                         ------------    ------------
Net deferred tax assets                  $         --    $         --
                                         ============    ============

       The Company has provided a valuation allowance for net deferred tax assets, as it is more likely than not that these assets will not be realized.

       At June 30, 1999, the Company has net operating loss carryforwards of approximately $13.8 million for federal income tax purposes. These net operating loss carryforwards may be carried forward in varying amounts until 2019 and may be limited in their use due to significant changes in the Company's ownership.

       A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended June 30, 1999 and 1998 is as follows:


                                                    YEARS ENDED JUNE 30,
                                               -----------------------------
                                                   1999             1998
                                               ------------     ------------
Federal income tax benefit at statutory rate            (34)%            (34)%
State tax benefit, net of federal benefit                (3)%             (3)%
Valuation allowance                                      37%              37%
Alternative minimum tax                                   0%               4%
                                               ------------     ------------
         Total income tax provision                       0%               4%
                                               ============     ============


10. EMPLOYEE BENEFIT PLAN

       The Company has established a 401(k) plan for the benefit of its employees. Employees may contribute to the plan up to 15% of their salary, pursuant to a salary reduction agreement, upon meeting age requirements. The Company made no discretionary contributions to the Plan through June 30, 1999.

                     INTERNET AMERICA, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. BUSINESS COMBINATIONS

       On January 29, 1999, the Company exchanged 16,910 shares of its common stock, and assumed liabilities of approximately $1.4 million, for substantially all of the net assets of CompuNet. On February 18, 1999, the Company exchanged 365,725 shares of its common stock for all the members' interest of CyberRamp. These combinations were accounted for as poolings of interests. Accordingly, the financial statements included herein have been restated to include CompuNet and CyberRamp as of the beginning of the earliest period presented. There were no intercompany transactions prior to their combination. No significant adjustments were required to adopt the same accounting practices. The following summarizes the results of operations for the year ended June 30, 1998 for each of the combining companies prior to the combinations:

Revenue:
      Internet America                 $ 10,643,272
      CompuNet                            1,271,534
      CyberRamp                           2,163,419
                                       ------------
         Total                         $ 14,078,225
                                       ============

Net income (loss):
      Internet America                 $  1,006,002
      CompuNet                             (684,251)
      CyberRamp                            (967,689)
                                       ------------
         Total                         $   (645,938)
                                       ============

12. SUBSEQUENT EVENTS

       On July 26, 1999, the Company acquired the subscribers of KDi, Inc., a Texas corporation ("KDi"), under the terms of an Asset Purchase Agreement. According to the agreement, the Company agreed to pay up to $464,800, half of which was paid upon closing. The remaining payment is contingent on the actual number of KDi subscribers that successfully transition to Internet America's service by November 25, 1999.

       On July 28, 1999, the Company acquired the subscribers of INTX-NET, Inc., a Texas corporation ("INTX"), under the terms of an Asset Purchase Agreement. According to the agreement, the Company agreed to pay up to $380,600 in cash, half of which was paid upon closing. The remaining payment is contingent on the actual number of INTX subscribers that successfully transition to Internet America's service by November 27, 1999.

       On August 9, 1999, the Company acquired the Texas dial-up subscribers of PointeCom, Inc., a Texas corporation ("PointeCom"), under the terms of an Asset Purchase Agreement. According to the agreement, the Company agreed to pay up to $2,000,000 in cash, half of which was paid upon closing. The remaining payment is contingent on the actual number of PointeCom subscribers that successfully transition to Internet America's service by December 8, 1999.

       On November 22, 1999, the Company acquired all of the outstanding shares of PDQ.net, Inc., a Houston-based ISP ("PDQ"), in exchange for 2,425,000 shares of its common stock. The Company also issued options to purchase 352,917 shares of the Company's common stock with a weighted average exercise price of $1.62 per share in replacement of all of the outstanding stock options of PDQ.Net, Inc. The value of the transaction was approximately $30 million based on the November 22, 1999 closing price for the Company's common stock, adjusted to reflect restrictions on the transfer of certain shares. The acquisition is expected to be accounted for as a purchase transaction.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors
PDQ.Net, Incorporated


        We have audited the accompanying balance sheets of PDQ.Net, Incorporated (a Texas corporation) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDQ.Net, Incorporated as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


Grant Thornton, LLP

Houston, Texas
August 25, 1999

                              PDQ.NET, INCORPORATED
                                 BALANCE SHEETS


                                                                                       DECEMBER 31,
                                                          SEPTEMBER 30,      --------------------------------
                                                              1999               1998               1997
                                                          -------------      -------------      -------------
                                                           (Unaudited)
                               ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                            $     366,445      $   1,108,364      $      59,996
     Accounts receivable                                        266,836              9,234              1,457
                                                          -------------      -------------      -------------
        Total current assets                                    633,281          1,117,598             61,453

PROPERTY AND EQUIPMENT - net                                    795,288            386,540            154,429

OTHER ASSETS:
     Prepaid expenses and deposits                              177,282             92,771             19,526
     Identifiable intangibles                                   258,999                  -                  -
     Goodwill, net                                               22,130             17,333             18,667
                                                          -------------      -------------      -------------
        Total other assets                                      458,411            110,104             38,193
                                                          -------------      -------------      -------------
                                                          $   1,886,980      $   1,614,242      $     254,075
                                                          =============      =============      =============


                LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
     Accounts payable and accrued liabilities             $     745,714      $     336,462      $     158,354
     Current maturities of long-term debt                        59,474             20,888             13,079
     Current maturities of capital lease obligations             95,946             65,709                  -
     Deferred revenue                                         1,688,736          1,178,639            573,032
                                                          -------------      -------------      -------------
        Total current liabilities                             2,589,870          1,601,698            744,465

LONG-TERM DEBT, net of current portion                           50,074             30,417             23,932
CAPITAL LEASE OBLIGATIONS, net of current portion                94,222             56,199                  -
COMMITMENTS AND CONTINGENCIES                                         -                  -                  -
STOCKHOLDERS' DEFICIT:
     Preferred stock, $10 par value, 1,000,000 shares
        authorized, no shares issued or outstanding                   -                  -                  -
     Common stock, $.01 par value, 8,000,000 shares
        authorized; 5,768,454 and 3,555,534 shares
        issued and outstanding in 1998 and 1997                  65,180             57,685             35,555
     Additional paid-in capital                               2,292,848          1,888,135            800,669
     Accumulated deficit                                     (3,205,214)        (2,019,892)        (1,350,546)
                                                          -------------      -------------      -------------
        Total stockholders' deficit                            (847,186)           (74,072)          (514,322)
                                                          -------------      -------------      -------------
                                                          $   1,886,980      $   1,614,242      $     254,075
                                                          =============      =============      =============





       The accompanying notes are an integral part of these statements.

                              PDQ.NET, INCORPORATED
                            STATEMENTS OF OPERATIONS


                                                              NINE MONTHS
                                                          ENDED SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------------------------
                                                      1999                 1998                1998                1997
                                                ------------------    ----------------   -----------------   -----------------
                                                   (UNAUDITED)          (UNAUDITED)
Revenues
       Consumer connectivity                          $ 5,061,451         $ 2,867,892         $ 4,337,921          $1,081,902
       Business connectivity                            1,493,284             106,657             185,906             197,386
       Other                                               42,698                   -                   -                   -
                                                ------------------    ----------------   -----------------   -----------------
                                                        6,597,433           2,974,549           4,523,827           1,279,288
                                                ------------------    ----------------   -----------------   -----------------
Operating costs and expenses
       Connectivity and operations                      3,800,287           1,690,242           2,490,665           1,012,798
       Sales and marketing                              1,507,308             796,066           1,180,252             820,661
       General and administrative                       2,124,907             996,836           1,390,051             775,525
       Depreciation and amortization                      322,086              65,658             113,896              27,337
                                                ------------------    ----------------   -----------------   -----------------
                                                        7,754,588           3,548,802           5,174,864           2,636,321
                                                ------------------    ----------------   -----------------   -----------------
           Operating loss                              (1,157,155)           (574,253)           (651,037)         (1,357,033)
Interest expense                                          (28,167)            (11,732)            (18,309)                  -
                                                ------------------    ----------------   -----------------   -----------------
Net loss                                              $(1,185,322)        $  (585,985)        $  (669,346)        $(1,357,033)
                                                ==================    ================   =================   =================


        The accompanying notes are an integral part of these statements.

                                                   PDQ.NET, INCORPORATED
                                            STATEMENT OF STOCKHOLDERS' DEFICIT


                                                                              Additional
                                               Preferred        Common          Paid-in       Accumulated
                                                 Stock           Stock          Capital          Deficit           Total
                                              -----------     -----------     -----------     -----------      -----------
Balance at January 1, 1997                   $          -     $     1,016           $   -     $     6,487      $     7,503
Sale of stock                                           -          34,539         800,669               -          835,208
Net loss                                                -               -               -      (1,357,033)      (1,357,033)
                                              -----------     -----------     -----------     -----------      -----------
Balance at December 31, 1997                            -          35,555         800,669      (1,350,546)        (514,322)
Sale of stock                                                      22,130       1,087,466               -        1,109,596
Net loss                                                -               -               -        (669,346)        (669,346)
                                              -----------     -----------     -----------     -----------      -----------
Balance at December 31, 1998                            -          57,685       1,888,135      (2,019,892)         (74,072)
Issuance of common stock in connection
    with Entech acquisition  (Unaudited)                -           7,495         404,713               -          412,208

Net loss (Unaudited)                                    -               -               -      (1,185,322)      (1,185,322)
                                              -----------     -----------     -----------     -----------      -----------
Balance at September 30, 1999 (Unaudited)     $         -     $    65,180     $ 2,292,848     $(3,205,214)     $  (847,186)
                                              ===========     ===========     ===========     ===========      ===========



         The accompanying notes are an integral part of this statement.

                              PDQ.NET, INCORPORATED
                            STATEMENTS OF CASH FLOWS

                                                                             NINE MONTHS ENDED
                                                                               September 30,           Year Ended December 31,
                                                                       --------------------------    --------------------------
                                                                           1999          1998           1998            1997
                                                                       -----------    -----------    -----------    -----------
                                                                         (UNAUDITED)        (UNAUDITED)
Cash flows from operating activities:
   Net loss                                                            $(1,185,322)   $  (585,985)   $  (669,346)   $(1,357,033)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
      Depreciation and amortization                                        322,086         65,658        113,896         27,337
      Bad debt expense                                                      37,744              -              -              -
      Changes in operating assets and liabilities, net of the
         effects resulting from the acquisitions in 1997 and 1999
         Increase in accounts receivable                                   (42,540)        (5,458)        (7,777)        (1,457)
         Increase in prepaid expenses and deposits                         (80,986)       (64,137)       (73,245)       (19,526)
         Increase in accounts payable and accrued liabilities              324,919         75,097        178,108        158,354
         Decrease in bank overdraft                                              -              -              -         (7,466)
         Increase in deferred revenue                                      412,610        539,893        605,607        573,032
                                                                       -----------    -----------    -----------    -----------
           Net cash provided by (used in) operating activities            (211,489)        25,068        147,243       (626,759)
                                                                       -----------    -----------    -----------    -----------

Cash flows from investing activities:
   Net increase (decrease) in cash resulting from acquisition               16,305              -              -        (20,000)
   Purchases of property and equipment                                    (406,487)      (104,081)      (182,855)      (128,453)
                                                                       -----------    -----------    -----------    -----------
           Net cash used in investing activities                          (390,182)      (104,081)      (182,855)      (148,453)
                                                                       -----------    -----------    -----------    -----------

Cash flows from financing activities:
   Long-term borrowings                                                          -              -         28,760              -
   Repayment of long-term debt                                             (74,983)       (10,256)       (14,466)             -
   Payments of capital lease obligations                                   (65,265)       (16,080)       (39,910)             -
   Proceeds from sale of common stock                                            -        223,206      1,109,596        835,208
                                                                       -----------    -----------    -----------    -----------
           Net cash provided by (used in) financing activities            (140,248)       196,870      1,083,980        835,208
                                                                       -----------    -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents                      (741,919)       117,857      1,048,368         59,996
Cash and cash equivalents at beginning of period                         1,108,364         59,996         59,996              -
                                                                       -----------    -----------    -----------    -----------
Cash and cash equivalents at end of period                             $   366,445    $   177,853    $ 1,108,364    $    59,996
                                                                       ===========    ===========    ===========    ===========

Supplemental schedule of noncash investing and financing activities:
   Equipment acquired under capital leases                             $   133,525    $    89,855    $   161,818    $         -
   Acquisitions of property plant and equipment with debt              $         -    $    16,982    $         -    $    37,011
   Issuance of common stock in connection with
         Entech acquisition                                            $   412,208    $         -    $         -    $         -
   Cash paid for interest                                              $    28,167    $    11,732    $    18,309    $         -



       The accompanying notes are an integral part of these statements.

                              PDQ.NET, INCORPORATED
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       PDQ.Net, Incorporated (the Company) was incorporated on December 11, 1996. The Company's primary service is to provide internet connections to customers in the Houston area.

       A summary of significant accounting policies applied in the preparation of the accompanying financial statements follows.

1.     CASH AND CASH EQUIVALENTS

       The Company's liquid debt instruments with a maturity of three months or less at the date of purchase are deemed cash equivalents.

       The Company maintains cash balances at a financial institution which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998, uninsured amounts held at this financial institution total $957,458. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2.     PROPERTY AND EQUIPMENT

       Property and equipment is stated at cost, less accumulated depreciation.

       Depreciation is provided using the straight-line method over the estimated service lives of the related assets.

3.     REVENUE RECOGNITION

       Revenues are derived from monthly subscribers and set-up charges are recognized as services are provided. The Company bills its subscribers in advance for direct access to the internet, but defers recognition of these revenues until the service is provided.

4.     GOODWILL

       Goodwill was acquired through a business acquisition accounted for as a purchase in 1997 and is being amortized on a straight-line basis over fifteen years.

5.     INCOME TAXES

       The Company made an election under the Subchapter S provisions of the Internal Revenue Code. Accordingly, the income tax consequences from the Company's activities are reflected in the individual returns of the shareholders and no provision for federal income taxes is included in the accompanying financial statements.

6.     ADVERTISING

       The Company expenses the production costs of advertising as incurred. Advertising expense was approximately $677,000 and $518,000 in 1998 and 1997.

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.     STOCK-BASED COMPENSATION

       The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method, as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock, and is recognized over the related vesting period. The Company provides supplemental disclosure of the effect on net loss as if the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, had been applied in measuring compensation expense.

8.     LONG LIVED ASSETS

       The Company reviews the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying value amount. The Company has not identified any such impairment losses.

9.     USE OF ESTIMATES

       In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10.    RECLASSIFICATIONS

       Certain of the 1997 amounts have been reclassified to conform to the 1998 presentation.

11.    UNAUDITED INTERIM INFORMATION

       The financial information for the nine months ended September 30, 1999 and September 30, 1998 has not been audited by independent accountants. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the unaudited interim financial information. In the opinion of management of the Company, the unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Results of operations for the interim periods are not necessarily indicative of the results of operations for the respective full fiscal years.

NOTE B - ACQUISITIONS

       In 1997, the Company made an acquisition accounted for as a purchase. The purchase price was allocated based on the fair value of the assets acquired, and the excess of the cost over the fair value of the assets acquired is being amortized over fifteen years using the straight-line method. The Company made two acquisitions in 1998 accounted for as purchases, which in the aggregate are not material.

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE C - PROPERTY AND EQUIPMENT

       The following is a summary of property and equipment at December 31,:


                                                                                      1998               1997
                                                                                  ------------       -----------
       Computer hardware........................................................  $    134,342       $    68,516
       Computer software........................................................        81,148            17,650
       Computer equipment under capital leases..................................       161,818                 -
       Leasehold improvements...................................................        42,135            43,156
       Office furniture and equipment...........................................        71,583            51,111
       Vehicles.................................................................        34,958                 -
                                                                                  ------------       -----------
                                                                                       525,984           180,433
          Less accumulated depreciation.........................................      (139,444)          (26,004)
                                                                                  ------------       -----------
                                                                                  $    386,540       $   154,429
                                                                                  ============       ===========

       The useful lives of property and equipment for purposes of depreciation are:

       Computer hardware................................................................    5 years
       Computer software................................................................    3 years
       Leasehold improvements...........................................................    4 years
       Office furniture and equipment...................................................    7 years
       Vehicles.........................................................................    5 years

       Accumulated depreciation for computer equipment under capital leases was $37,512 at December 31, 1998.

NOTE D - LONG-TERM DEBT

       The Company had the following long-term debt as of December 31,:


                                                                      1998             1997
                                                                    --------         --------
       Non-interest bearing note payable to a company
          with an imputed interest rate at 8.5%. The note
          is payable in monthly installments of $1,288 which
          includes interest. The note matures on June 1, 2001,
          and is unsecured                                          $ 24,043         $ 37,011
       Note payable to a bank bearing interest at 9.0%. The
          note is payable in monthly installments of $423
          which includes interest. The note matures on
          July 14, 2002, and is secured by a van                      15,418                -
       Note payable to a bank bearing interest at 8.5%. The
          note is payable in monthly installments of $333
          which includes interest. The note matures on
          May 18, 2002, and is secured by a van                       11,844                -
                                                                    --------         --------
                                                                      51,305           37,011
   Less current maturities                                           (20,888)         (13,079)
                                                                    --------         --------
                                                                    $ 30,417         $ 23,932
                                                                    ========         ========

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       Maturities of long-term debt as of December 31, 1998 are as follows:

              Year ending
              December 31,                                                                                Amount
              -------------                                                                             ----------
              1999.................................................................................      $20,888
              2000.................................................................................       17,681
              2001.................................................................................        8,273
              2002.................................................................................        4,463
                                                                                                         -------
                                                                                                         $51,305

NOTE E - COMMON STOCK

       The Board of Directors has authorized a three for one split of common stock and an increase in the number of shares authorized to 8,000,000. Ratification of the board's action was obtained by the stockholders in February 1999. Per-share amounts in the accompanying financial statements have been restated for the stock split.

NOTE F - COMMITMENTS

       The Company leases equipment and office space under monthly operating lease agreements. Rent expense for the years ended December 31, 1998 and 1997 was $622,559 and $289,403.

       The minimum rental commitments under operating leases are as follows:


          Year ending
          December 31,                                                                                    Amount
          -------------                                                                                 ----------
          1999.....................................................................................    $ 628,088
          2000.....................................................................................      820,886
          2001.....................................................................................      703,016
          2002.....................................................................................      289,565
          2003.....................................................................................       12,919

NOTE G - OBLIGATIONS UNDER CAPITAL LEASES

       The Company is the lessee of computer equipment under capital leases expiring in various years through 2001. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 1998.

       Minimum future lease payments under capital leases as of December 31, 1998 for each of the next five years and in the aggregate are:


          Year ending
          December 31,                                                                                   Amount
          -------------                                                                                ---------
            1999...................................................................................    $  84,282
            2000...................................................................................       58,102
            2001...................................................................................        4,566
                                                                                                       ---------
            Total minimum lease payments...........................................................      146,950
            Less: Amount representing interest.....................................................      (25,042)
                                                                                                       ---------
            Present value of minimum lease payments................................................     $121,908
                                                                                                       =========

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

       Interest rates on capitalized leases approximate 20% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE H - STOCK OPTION PLAN

       In 1998, the Company adopted an employee stock option plan. Under the plan, the Company may grant options for up to 1.4 million shares of common stock. The exercise price of each option is to be equal to or greater than the market price of the Company's stock on the date of grant. The maximum term of an option is ten years, and the vesting of each option is 25% after the first anniversary of the grantee's date of employment and the remainder vests at a rate of 1/12th of such amount at the end of each three month period thereafter.

       The Company applies APB Opinion 25 in accounting for stock options issued to employees. Accordingly, no compensation cost has been recognized for the plan in 1998. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net loss would have been increased to $689,360 on a pro forma basis. The fair value of stock options granted was estimated on the date of grant using the minimum value method. An expected life of 5 years, risk-free rate of return of 5.5%, and a dividend yield of 0% was assumed in estimating fair value.

       Following is a summary of the status of the options during 1998 and 1997:


                                                           Exercise         Weighted
                                                            Price           Average
                                         Number of          Range           Exercise
                                          Shares          Per Share          Price
                                         ---------       ----------       ----------
Outstanding at January 1, 1997 ....             -                -                -
   Granted ........................       210,000        $0.42            $    0.42
                                         --------
Outstanding at December 31, 1997...       210,000        $0.42            $    0.42
   Granted ........................       379,000        $0.42-$0.55      $    0.47
                                         --------
Outstanding at December 31, 1998...       589,000        $0.42-$0.55      $    0.46
   Exercisable at:
     December 31, 1997 ............        84,600                         $    0.42
     December 31, 1998 ............       386,688                         $    0.44


       Following is a summary of the status of options outstanding at December 31, 1998:


                                                Outstanding
                                           -----------------------
                                                         Weighted
                                                          Average
                                                         Remaining
       Exercise                                         Contractual           Exercisable
         Price                              Number          Life                 Number
       --------                            -------      ------------            -------
       $0.42.............................. 315,000       5.5 years              262,500
       $0.46.............................. 165,000       4.5 years               82,500
       $0.55.............................. 109,000       9.8 years               41,688
                                           -------                              -------
                                           589,000                              386,688
                                           =======                              =======

                              PDQ.NET, INCORPORATED
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE I - SUBSEQUENT EVENTS

       Effective January 1, 1999, the Company revoked its election under the Subchapter S provisions of the Internal Revenue Code and became a C corporation.

       In February 1999, the shareholders ratified an increase in the number of common stock shares authorized to 16,000,000.

       On April 2, 1999, the Company acquired Entrepreneurial Technologies, Inc. (Entech) in a business combination accounted for as a purchase. The purchase price of $412,208 exceeded the fair value of the net assets of Entech by $23,385, which will be amortized on the straight-line method over 4 years. The results of operations of Entech will be included with the results of the Company from April 2, 1999.

(UNAUDITED)

       On November 22, 1999, Internet America, Inc. (IA) issued 2,425,000 shares of its common stock in exchange for all of the outstanding stock of the Company. IA also issued options to purchase 352,917 shares of IA common stock with a weighted average exercise price of $1.62 per share in replacement of all of the Company's outstanding stock options. The definitive agreement to acquire all of the outstanding shares of the Company in a stock-for-stock transaction was previously announced on September 13, 1999 and was approved by the Company's and IA's shareholders. The value of the transaction was approximately $30 million based upon the closing price for IA's common stock on November 22, 1999, adjusted to reflect restrictions on the transfer of certain shares. The transaction is expected to be accounted for as a purchase.

                             INTERNET AMERICA, INC.
                    PRO FORMA CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)


The following unaudited condensed pro forma balance sheet as of September 30, 1999 and the unaudited condensed pro forma statements of operations for the year ended June 30, 1999 and the three months ended September 30, 1999 reflect the acquisition of PDQ.Net, Inc. by Internet America, Inc. (the "Company"). On November 22, 1999, the Company acquired all of the outstanding common stock of PDQ.Net, Inc. in exchange for 2,425,000 shares of the Company's common stock. The Company also issued options to purchase 352,917 shares of the Company's common stock with a weighted average exercise price of $1.62 per share in replacement of all of the outstanding stock options of PDQ.Net, Inc. The transaction is valued at approximately $30 million based upon the November 22, 1999 closing price for the Company's common stock adjusted to reflect restrictions on the transfer of certain shares. The combination will be accounted for as a purchase under the provisions of Accounting Principles Board Opinion No. 16, "Business Combinations." The assets and liabilities acquired will be recorded at estimated fair values which, in the opinion of the Company's management, approximate book value. The excess of the cost of the net assets acquired over their fair value will be recorded as goodwill and amortized using the straight-line method over an estimated life of three years. The results of operations for the periods presented include the results of operations of the acquired business assuming the transaction was consummated at the beginning of the earliest periods presented.

The unaudited condensed pro forma financial statements are not necessarily indicative of the Company's results of operations that might have occurred had the acquisition been completed at the beginning of the periods presented, or indicative of the Company's consolidated financial position or results of operations for any future date or period.

These unaudited condensed pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of PDQ.Net, Inc. included elsewhere in this document and the consolidated financial statements of Internet America, Inc. subsidiaries as filed previously under Form 10-KSB.

                             INTERNET AMERICA, INC.
                        PRO FORMA CONDENSED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)




                                                                                                    PRO FORMA
                                                                      HISTORICAL                   ADJUSTMENTS
                                                       --------------------------------------   ----------------       PRO FORMA
                                                           INTERNET                                                    INTERNET
                                                           AMERICA                PDQ                                  AMERICA
                                                       -----------------    -----------------                      -----------------

                          ASSETS
Current Assets
     Cash and cash equivalents                         $      3,303,947     $        366,445                       $      3,670,392
     Trade receivables, net                                   1,212,126              266,836                              1,478,962
     Prepaid expenses and other current assets                  128,906                    -                                128,906
                                                       ----------------     ----------------                       ----------------

        Total current assets                                  4,644,979              633,281                              5,278,260
Property and equipment, net                                   2,311,849              795,288                              3,107,137
Other assets, net                                             9,762,072              458,411       30,652,850 (1)        40,873,333
                                                       ----------------     ----------------                       ----------------
                                                       $     16,718,900     $      1,886,980                       $     49,258,730
                                                       ================     ================                       ================

           LIABILITIES AND SHAREHOLDERS' DEFICIT
Current Liabilities
     Trade accounts payable                            $      2,041,174     $        468,479                       $      2,509,653
     Accrued liabilities                                        884,161              277,235          780,000 (2)         1,941,396
     Deferred revenue                                         2,907,039            1,688,736                              4,595,775
     Current maturities of long-term debt                       213,087               59,474                                272,561
     Current maturities of capital lease obligations             48,750               95,946                                144,696
                                                       ----------------     ----------------                       ----------------

        Total current liabilities                             6,094,211            2,589,870                              9,464,081
Capital lease obligations, net of current
        portion                                                  87,000               94,222                                181,222
Long-term debt, net of current portion                          206,190               50,074                                256,264
                                                       ----------------     ----------------                       ----------------

        Total liabilities                                     6,387,401            2,734,166                              9,901,567
                                                       ----------------     ----------------                       ----------------

Shareholders' equity (deficit):
     Common stock                                                70,625               65,180           24,250 (3)           160,055
     Additional paid-in capital                              24,512,851            2,292,848       29,848,600 (3)        56,654,299
     Accumulated deficit                                    (14,251,977)          (3,205,214)                           (17,457,191)
                                                       ----------------     ----------------                       ----------------

        Total shareholders' equity (deficit)                 10,331,499             (847,186)                            39,357,163
                                                       ----------------     ----------------                       ----------------

                                                       $     16,718,900     $      1,886,980                       $     49,258,730
                                                       ================     ================                       ================

                             INTERNET AMERICA, INC.
                  PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                            YEAR ENDED JUNE 30, 1999
                                   (UNAUDITED)


                                                              HISTORICAL                    ADJUSTMENTS
                                                   ----------------------------------     -----------------         PRO FORMA
                                                       INTERNET                                                     INTERNET
                                                       AMERICA             PDQ                                      AMERICA
                                                   -----------------  ---------------                           -----------------
Revenues
     Access                                        $     15,911,844   $    6,001,313                                $ 21,913,157
     Business services                                    2,097,774          888,884                                   2,986,658
     Other                                                  109,412           10,498                                     119,910
                                                   -----------------  ---------------                           -----------------

        Total                                            18,119,030        6,900,695                                  25,019,725
                                                   -----------------  ---------------                           -----------------

Operating Costs and Expenses
     Connectivity and operations                          8,800,924        3,761,451                                  12,562,375
     Sales and marketing                                  6,044,762        1,675,086                                   7,719,848
     General and administrative                           4,244,557        1,939,970                                   6,184,527
     Depreciation and amortization                        1,685,097          274,113            10,217,617 (4)        12,176,827
                                                   -----------------  ---------------                           -----------------

        Total                                            20,775,340        7,650,620                                  38,643,577
                                                   -----------------  ---------------                           -----------------

Operating loss                                           (2,656,310)        (749,925)                                (13,623,852)
Interest income (expense), net                              185,105          (29,523)                                    155,582
                                                   -----------------  ---------------                           -----------------

Loss before income tax                                   (2,471,205)        (779,448)                                (13,468,270)
Income tax benefit                                            7,787                -                                       7,787
                                                   -----------------  ---------------                           -----------------

Net loss                                           $     (2,463,418)  $     (779,448)                              $ (13,460,483)
                                                   =================  ===============                           =================

Net loss per common share:

     Basic                                         $          (0.45)                                            $          (1.69)
                                                   =================                                            =================

     Diluted                                       $          (0.45)                                            $          (1.69)
                                                   =================                                            =================

Weighted average common
shares outstanding

     Basic                                                5,533,670                              2,425,000 (3)         7,958,670
     Diluted                                              5,533,670                              2,425,000 (3)         7,958,670

                             INTERNET AMERICA, INC.
                  PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                      THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


                                                                                             PRO FORMA
                                                              HISTORICAL                    ADJUSTMENTS
                                                   ----------------------------------     -----------------         PRO FORMA
                                                       INTERNET                                                     INTERNET
                                                       AMERICA             PDQ                                      AMERICA
                                                   -----------------  ---------------                           -----------------
Revenues
     Access                                        $      4,715,164   $    1,752,118                            $      6,467,282
     Business services                                      916,831          735,682                                   1,652,513
     Other                                                  206,608           32,200                                     238,808
                                                   -----------------  ---------------                           -----------------

        Total                                             5,838,603        2,520,000                                   8,358,603
                                                   -----------------  ---------------                           -----------------

Operating Costs and Expenses
     Connectivity and operations                          3,150,195        1,502,601                                   4,652,796
     Sales and marketing                                  1,498,470          489,399                                   1,987,869
     General and administrative                           1,387,200          973,443                                   2,360,643
     Depreciation and amortization                        1,416,012          140,194             2,554,404 (4)         4,110,610
                                                   -----------------  ---------------                           -----------------

        Total                                             7,451,877        3,105,637                                  13,111,918
                                                   -----------------  ---------------                           -----------------

Operating loss                                           (1,613,274)        (585,637)                                 (4,753,315)
Interest income (expense), net                               36,782          (15,149)                                     21,633
                                                   -----------------  ---------------                           -----------------

Loss before income tax                                   (1,576,492)        (600,786)                                 (4,731,682)
Income tax benefit                                                -                -                                           -
                                                   -----------------  ---------------                           -----------------

Net loss                                           $     (1,576,492)  $     (600,786)                           $     (4,731,682)
                                                   =================  ===============                           =================

Net loss  per common share:

     Basic                                         $          (0.22)                                            $          (0.50)
                                                   =================                                            =================

     Diluted                                       $          (0.22)                                            $          (0.50)
                                                   =================                                            =================

Weighted average common
shares outstanding

     Basic                                                7,009,211                              2,425,000 (3)         9,434,211
     Diluted                                              7,009,211                              2,425,000 (3)         9,434,211

                             INTERNET AMERICA, INC.
                NOTES TO CONDENSED PRO FORMA FINANCIAL STATEMENTS





(1)    Represents goodwill associated with the purchase of PDQ.Net, Inc.

(2) Represents finder's fee, professional fees, and other costs associated with the acquisition incurred subsequent to September 30, 1999.

(3) Represents the effect of Internet America common stock issued for the purchase of PDQ.Net, Inc.

(4) Represents the amortization of goodwill for the indicated period calculated using the straight-line method over an estimated life of three years.

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NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY INTERNET AMERICA OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF INTERNET AMERICA SINCE SUCH DATE.
---------------

                               TABLE OF CONTENTS


Prospectus Summary................................................................................................3

Risk Factors......................................................................................................6

Use of Proceeds..................................................................................................16

Dividend Policy..................................................................................................16

Price Range of Common Stock .....................................................................................16

Management's Discussion and Analysis of Financial Condition

   and Results of Operations.....................................................................................17

Business ........................................................................................................26

Management.......................................................................................................35

Certain Relationships and Related Transactions ..................................................................42

Principal and Selling Shareholders...............................................................................44

Description of Securities........................................................................................47

Limitation on Liability and Indemnification Matters..............................................................49

Plan of Distribution.............................................................................................50

Legal Matters....................................................................................................50

Experts  ........................................................................................................51

Where You Can Find More Information..............................................................................51

Glossary of Technical Terms......................................................................................52

Index to Financial Statements...................................................................................F-1

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                                 350,000 SHARES

                              INTERNET AMERICA LOGO

                                  COMMON STOCK





                            ------------------------
                                   PROSPECTUS
                            ------------------------


                                February 9, 2000



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